     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 1996

                                                    REGISTRATION NO. 333-3862
=============================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    ------

                               AMENDMENT NO. 1
                                      TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933
                                    ------
                          SUPREMA SPECIALTIES, INC.
               (Name of registrant as specified in its charter)
                                    ------
       New York              510 East 35th Street               11-2662625
(State or jurisdiction    Paterson, New Jersey 07543         (I.R.S. employer
 of incorporation or           (201) 684-2900                 identification
   organization)                                                 number)
             (Address, including zip code, and telephone number,
      including area code, of registrant's principal executive offices)
                                    ------
                          Mark Cocchiola, President
                             510 East 35th Street
                          Paterson, New Jersey 07543
                                (201) 684-2900
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                                    ------
                                  Copies to:
     Barry S. Rutcofsky, Esq.                 Dennis J. Doucette, Esq.
       Jay H. Diamond, Esq.                  James A. Mercer, III, Esq.
       Tenzer Greenblatt LLP              Luce Forward Hamilton &  Scripps
       405 Lexington Avenue                600 West Broadway, Suite 2600
     New York, New York 10174               San Diego, California 92101
     Telephone: (212) 885-5000               Telephone: (619) 236-1414
    Telecopier: (212) 885-5001              Telecopier: (619) 232-8311

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box [ ]

   If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this form, check the following box. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]____

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]____

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                    ------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
=============================================================================

                          SUPREMA SPECIALTIES, INC.
                            CROSS-REFERENCE SHEET
                  PURSUANT TO ITEM 501(B) OF REGULATION S-K

               Form S-2 Item and Caption                               Location in Prospectus
 -----------------------------------------------------   --------------------------------------------------
 1. Forepart of the Registration Statement and          Outside Front Cover Page
    Outside Front Cover Page of Prospectus

 2. Inside Front and Outside Back Cover Pages of        Inside Front and Outside Back Cover Page
    Prospectus

 3. Summary Information, Risk Factors and Ratio of      Prospectus Summary; Risk Factors
    Earnings to Fixed Charges

 4. Use of Proceeds                                     Use of Proceeds

 5. Determination of Offering Price                     Outside Front Cover Page; Underwriting

 6. Dilution                                            Dilution

 7. Selling Security Holders                            Selling Stockholders

 8. Plan of Distribution                                Outside Front Cover Page; Underwriting

 9. Description of Securities to be Registered          Description of Securities

10. Interests of Named Experts and Counsel              Experts

11. Information with Respect to the Registrant          Prospectus Summary; Dividend Policy; Selected
                                                        Financial Data; Management's Discussion and
                                                        Analysis of Financial Condition and Results of
                                                        Operations; Business; Financial Statements

12. Incorporation of Certain Information by Reference   Incorporation of Certain Documents by Reference

13. Disclosure of Commission Position on                *
    Indemnification for Securities Act Liabilities

- ------
* Not applicable.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION - DATED MAY 17, 1996

                                   [LOGO]

                               1,500,000 SHARES
                          SUPREMA SPECIALTIES, INC.
                                 COMMON STOCK


   Of the 1,500,000 shares (the "Shares") of Common Stock, par value $.01 per share of Suprema Specialties, Inc., a New York corporation ("Suprema" or the "Company"), to be offered and sold by the Underwriter, 1,000,000 of the Shares will be sold by the Company and 500,000 shares will be sold by certain stockholders (the "Selling Stockholders") of the Company. The Company will not realize any proceeds from the sale of Shares for the account of the Selling Stockholders. See "Selling Stockholders."

   The Common Stock is quoted on the Nasdaq National Market under the symbol "CHEZ." The last sale price of the Common Stock on May 8, 1996, as reported by the Nasdaq National Market, was $5.625 per share.
                                    ------



   THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 6.


                                    ------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.
- -----------------------------------------------------------------------------
                               Underwriting                      Proceeds to
                  Price to     Discounts and     Proceeds to       Selling
                   Public     Commissions(1)     Company(2)      Stockholders
- -----------------------------------------------------------------------------
   Per Share        $              $                $
- -----------------------------------------------------------------------------
Total(3)  ....      $              $                $
- -----------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated to be $_______.

(3) The Company has granted the Underwriter an option, exercisable within 45 days of the date hereof, to purchase an aggregate of up to 225,000 additional shares of Common Stock at the Price to Public less Underwriting Discounts and Commissions to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $_______, $__________ and $___________, respectively. See "Underwriting."

   The Common Stock is offered by the Underwriter subject to delivery by the Company and acceptance by the Underwriter, to prior sale and withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriter is expected to be made at the offices on or about ____________, 1996.
                                       , 1996


                          SENTRA SECURITIES CORPORATION

                            AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400 Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

   The Company has filed with the Securities and Exchange Commission ("Commission") a Registration Statement with respect to the Securities offered by this Prospectus. This Prospectus omits certain information contained in the Registration Statement as permitted by the Rules and Regulations of the Securities and Exchange Commission. For further information, reference is made to the Registration Statement and to the Exhibits filed therewith, which may be examined without charge at the Commission's principal office in Washington, D.C. or its regional office in New York City, and copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is deemed to be qualified in all respects by the provisions of the exhibit.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents heretofore filed with the Commission are hereby incorporated by reference:

   1. The Company's Annual Report on form 10-K for the fiscal year ended June 30, 1995.


   2. The Company's Quarterly Reports on Form 10-Q for the three month periods ended September 30 and December 31, 1995 and March 31, 1996.


   3. The Company's Proxy Statement dated October 12, 1995.

   4. The Company's Form 8-K dated March 26, 1996.

   Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which are not included herewith, other than exhibits to such documents. Requests for such copies should be directed to the Secretary of the Company, Suprema Specialties, Inc., 510 East 35th Street, Paterson, New Jersey 07543, telephone number (201) 684-2900.

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Prospectus. Prospective investors are urged to read this Prospectus in its entirety. Unless otherwise indicated, all share and per share data and information in this Prospectus (i) have been adjusted to give effect to the conversion of all of the outstanding shares of Preferred Stock into 500,000 shares of Common Stock which will occur upon completion of this Offering and (ii) assumes no exercise of the Underwriter's overallotment option to purchase 225,000 additional shares from the Company. See "Description of Securities" and "Underwriting."

                                 THE COMPANY

   Suprema Specialties, Inc. (the "Company") manufactures, processes and markets a variety of premium, gourmet natural cheese products, using fine quality domestic and imported cheeses. The Company's product line, which it markets under the Suprema Di Avellino(R) brand name, consists primarily of domestic mozzarella, ricotta and provolone cheeses, grated and shredded parmesan and romano cheeses, and imported parmesan and pecorino romano cheeses, including "lite" versions of certain of these products containing less fat and fewer calories. The Company's cheese products are natural, containing no preservatives, additives, sweeteners, dehydrated fillers or artificial flavorings. The Company packages a significant portion of its products in convenient, resealable, clear plastic cups and shakers in order to maximize freshness and taste and enhance visual appeal, which the Company believes promotes the premium, gourmet image of its products.

   The markets for natural, Italian variety and shredded cheese products have grown substantially in recent years. According to the most recently published cheese industry report prepared by Business Trends Analysts, sales of natural cheese products by United States manufacturers increased from $5.6 billion in 1982 to $9.2 billion in 1993 and are projected to reach approximately $11.7 billion by the year 2002. The Company believes that natural cheese is widely regarded as being of higher quality, better tasting and more nutritious than processed cheese. Since its inception, the Company has sought to capitalize on opportunities arising from these expanding markets, focusing its efforts primarily on developing and expanding its line of natural, Italian variety cheeses, a fast-growing segment of the cheese industry. As a result of such efforts, the Company has achieved steadily increasing levels of revenues.


   The Company sells its cheese products to food service industry distributors, which distribute cheese products to restaurants, hotels and caterers; food manufacturers; and supermarkets and other retail customers, including grocery stores, delicatessens and gourmet shops. The Company's supermarket customers include several regional chain stores, such as King Kullen, Shop-Rite, Acme, Price Costco, BJ's, Food Town, Stop'N Shop, Safeway, D'Agostino's, Von's, Super Valu, Giant, Ralph's, Pathmark and Lucky's. For the year ended June 30, 1995 and the nine months ended March 31, 1996, sales of bulk cheese products to food service industry distributors, food manufacturers and retail outlets on a private label basis accounted for 42% of the Company's revenues.

   The Company has increasingly emphasized the marketing and sale of domestic Italian variety cheese products manufactured at its Manteca, California facility. For the year ended June 30, 1995 and the nine months ended March 31, 1996, sales of mozzarella, ricotta and provolone cheese products manufactured at such facility accounted for approximately 61.8% and 68.9%, respectively, of the Company's revenues. The Company also processes natural cheese products, which involves shredding, grating and packaging, at its facility in Paterson, New Jersey. These facilities serve as distribution points for various geographic markets throughout the United States.


   The Company intends to use the proceeds of this offering to expand its operations by establishing additional manufacturing facilities. The Company, prior to this Offering, will enter into (a) a lease with various milk cooperatives, pursuant to which the Company will lease an existing 72,000 square foot cheese manufacturing facility in Ogdensburg, New York (the "Ogdensburg Facility") and (b) an agreement with Allied Federated Co-ops Incorporated ("Allied") pursuant to which the Company will purchase its requirements of milk to be used in the manufacture of cheese products at such facility. Due to the Ogdensburg Facility's proximity to key domestic and Canadian markets, the Company believes that it will be able to reduce costs by supplying Northeast markets currently being supplied by the Company's California facility and position itself to capitalize on future growth opportunities. The Company plans to purchase new state-of-the-art manufacturing equipment and make leasehold improvements to the Ogdensburg Facility to maximize potential performance levels. There can be no assurance that the Company will be able to successfully establish such facility or otherwise expand its operations.

   The Company was incorporated under the laws of the State of New York in August 1983. The Company's executive offices are located at 510 East 35th Street, Paterson, New Jersey 07543, and its telephone number is (201) 684-2900.

                                 THE OFFERING

Common Stock offered by the
  Company......................  1,000,000 shares (1)

Common Stock offered by the
  Selling Stockholders.........  500,000 shares

Common Stock to be outstanding
  after the offering...........  4,256,900 shares (1)

Use of Proceeds................  The Company intends to use the net proceeds of this offering to purchase equipment and make leasehold improvements to the Ogdensburg Facility and the balance, if any, for working capital and general corporate purposes. See "Use of Proceeds."

Risk Factors...................  The shares offered hereby involve a high degree of risk. See "Risk Factors."

NASDAQ Symbol..................  CHEZ

- ------
(1) Calculated based on shares outstanding as of March 15, 1996. Does not include (i) 150,000 shares issuable upon exercise of warrants issued to the designees of the Underwriter of this offering (the "Underwriter's Warrants"), (ii) 524,980 shares issuable upon exercise of outstanding options and warrants granted to suppliers and other third parties, (iii) 348,000 shares issuable upon exercise of options granted under the Company's 1991 Employee Stock Option Plan (the "Option Plan") and (iv) 102,000 shares reserved for issuance upon the exercise of options available for future grant under the Option Plan. See "Management -- Stock Option Plan" and "Description of Securities."

                        SUMMARY FINANCIAL INFORMATION

   The following summary financial information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus.

STATEMENTS OF OPERATIONS DATA:

                                          Nine Months
                                             Ended
                                           March 31,                Year Ended June 30,
                                    ----------------------   ----------------------------------
                                       1996        1995         1995        1994        1993
                                     ---------   ---------    ---------   ---------   ---------
                                                    (In thousands, except per share data)

Net Sales  .......................   $46,531      $39,060     $52,109     $31,996      $27,399
Net income  ......................     1,054          639         912         429          621
Net income per common share  .....       .31          .23         .32         .20          .28
Weighted average number of shares
  outstanding ....................     3,085        2,335       2,369       2,191        2,213


BALANCE SHEET DATA:

                                                       March 31, 1996
                                             --------------------------------
                                               Actual          As Adjusted(1)
                                              ---------         --------------
                                                      (In thousands)

Working capital  .....................         $16,440              $21,140
Total assets  ........................          37,788               42,488
Long term debt and redeemable warrant .         21,170               21,170
Shareholders' equity  ................           9,283               13,983


- ------
(1) Gives effect to the sale of the Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

   The shares offered hereby involve a high degree of risk. Prospective investors should carefully consider the following risk factors before making an investment in the Company.

   Absence of Substantial Profitability; Future Operating Results. Although the Company has achieved steadily increasing levels of revenues, the Company operates on a "low-margin" basis and has achieved only limited profitability. The Company's operating expenses have increased and can be expected to increase significantly in connection with the Company's proposed expansion (which will require the Company to make significant up-front capital and other expenditures to develop and operate the Ogdensburg Facility and pay salaries of additional personnel). Accordingly, the Company's future profitability will depend upon corresponding increases in revenues from operations. Unfavorable general economic conditions, including possible future downturns in the economy, increases in the price of milk or other raw materials or increased competition, could adversely affect the Company's future operating results. There can be no assurance that the Company's rate of revenue growth will continue in the future or that the Company's operations will be profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Financial Statements.

   Uncertainty of Facility Development and Performance; Dependence on
Allied. The Company has agreed to lease the Ogdensburg Facility. Such facility's performance and prospects will be significantly affected by the Company's ability to complete development of such facility (including purchasing capital equipment and making leasehold improvements); hire and retain skilled management, technical and other personnel; and generate a sufficient level of customer orders to operate such facility at a capacity necessary to offset current and anticipated labor and other costs. There can be assurance that the Company will be able to successfully develop the Ogdensburg Facility on a timely and cost-effective basis or that unanticipated expenses, technical problems or difficulties will not result in significantly increased costs or material delays in its implementation. The Ogdensburg Facility is not currently in operation and there is limited information available concerning such facility's potential performance. The Company has limited experience in developing and operating manufacturing facilities and there can be no assurance that the Ogdensburg Facility will operate profitably. Any inability to successfully complete development or operate the Ogdensburg Facility at profitable levels, particularly in instances in which the Company has made significant capital investments, could have a material adverse effect on the Company.

   The Company's agreement with Allied provides that the Company will purchase all of its requirements of milk (subject to specified minimum amounts) used in the manufacture of cheese products at the Ogdensburg Facility from Allied. Failure by Allied to provide milk products to the Company, in the absence of alternative sources of supply, could also have a adverse effect on the Company. See "Business -- Proposed Ogdensburg Facility."


   Dependence on Foreign Sources of Supply and Principal Suppliers. A significant portion of the Company's bulk cheese requirements are manufactured by foreign producers located principally in Italy and Argentina. For the year ended June 30, 1995 and the nine months ended March 31, 1996, the Company purchased 16% and 21%, respectively of its cheese requirements from foreign sources. Accordingly, the Company is subject to various risks inherent in foreign trade, including economic and political instability, shipping delays, fluctuations in foreign currency exchange rates and custom duties and import quotas and other trade restrictions, all of which could have a significant impact on the Company's operating margins and its ability to obtain supplies and deliver products on a timely and competitive basis. Parmesan cheese imported from Argentina is currently subject to United States import quotas and custom duties. There are currently no quotas or custom duties imposed on pecorino romano cheese imported into the United States from Italy. Imposition or significant increases in the level of custom duties or import quotas could have an adverse effect on the Company.

   The Company is also dependent on a limited number of third-party suppliers for all of its requirements of bulk cheese products and raw materials, primarily milk used in the manufacture of cheese products at its California facility. For the year ended June 30, 1995 and the nine months ended March
31, 1996, the Company's three largest suppliers in the aggregate accounted for approximately 54.6% and 59.8%, respectively, of the Company's product requirements, with one milk supplier accounting for 30.3% and 38.5%, respectively, of such requirements. The Company does not maintain agreements with any of its suppliers other than Allied and purchases bulk cheese and milk products pursuant to purchase orders placed from time to time in the ordinary course of business. Failure or delay by principal suppliers in supplying cheese and milk products to the Company on favorable terms, or at all, could result in material interruptions in the Company's operations. See "Business -- Suppliers."


   Dependence on Principal Customers. An increasing portion of the Company's revenues has been derived from a concentrated customer base. For the year ended June 30, 1995 and the nine months ended March 31, 1996, sales of cheese products to the Company's five largest customers accounted for approximately 40.3% and 43.8%, respectively, of the Company's revenues. The Company does not maintain agreements with any of its customers which purchase cheese products pursuant to purchase orders placed from time to time in the ordinary course of business. The loss of certain of the Company's principal customers could have an adverse effect on the Company's financial condition and results of operations. See "Business -- Customers."


   Significant Industry Competition. The Company faces significant competition in the marketing and sale of its products. The Company's products compete for consumer recognition and shelf space with cheese products which have achieved significant national, regional and local brand name recognition and consumer loyalty, including such product brands as Kraft, Sorrento, Sargento and Polly-O. The Company also competes with other importers of foreign cheese and companies manufacturing substitute cheese products. These products are marketed by companies with significantly greater financial, manufacturing, marketing, distribution, personnel and other resources than the Company, thereby permitting such companies to procure supermarket shelf space and to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into new markets and market new products. The food industry is also characterized by the frequent introduction of new products, accompanied by substantial promotional campaigns. There can be no assurance that the Company will be able to continue to complete successfully, particularly as it seeks to enter into new markets. See "Business -- Competition."

   Changing Consumer Preferences. The Company is subject to changing consumer preferences and nutritional and health-related concerns. The Company's business could be affected by certain consumer concerns about dairy products, such as the cholesterol, calorie, sodium, lactose and fat content of such products, and the Company could become subject to increased competition from companies whose products or marketing strategies address these consumer concerns. See "Business -- Products" and " -- Customers."


   Substantial Outstanding Indebtedness; Loan Covenants and Security Interests. In order to finance the Company's expanded operations, the Company has incurred substantial indebtedness. Of the Company's total indebtedness of $21,169,573 (including redeemable warrants) outstanding at March 31, 1996, approximately $9,400,000 was outstanding under term loans and a revolving line of credit with NatWest Bank (the "Bank") and $5,000,000 was outstanding under a Subordinated Loan Agreement with CoreStates Enterprises Fund ("CoreStates"). Substantially all of the Company's assets are pledged to the Bank as collateral and the Company is prohibited from incurring additional indebtedness, which could, under certain circumstances, limit the Company's ability to implement its proposed expansion. In addition to covenants requiring the maintenance of certain financial ratios, the Company's loan agreements with the Bank and Corestates prohibit the Company from consummating transactions which would materially alter the capital structure of the Company, selling all or substantially all of the Company's assets or declaring or paying cash dividends on the Common Stock, and place limitations on capital expenditures and liens. In the event of a violation by the Company of any of its loan covenants or other default by the Company on its obligations to the Bank, the Bank could declare the Company's indebtedness to be immediately due and payable and foreclose on the Company's assets, which would have a material adverse effect on the Company. As of the date of this Prospectus, the Company was in compliance with the terms of its loan agreement with the Bank or has otherwise obtained all waivers and consents from the Bank, including in connection with this Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


   Dependence on Offering Proceeds; Possible Need for Additional Financing. The Company is dependent on and intends to use the proceeds of this Offering to establish manufacturing operations at the Ogdensburg Facility. Based on the

Company's currently proposed plans and assumptions relating to the Ogdensburg Facility (including the timetable of, and costs associated with, facility development), the Company anticipates that the proceeds of this Offering, together with projected cash flow from operations and available cash resources, including available borrowings under its line of credit with the Bank, will be sufficient to commence operations at the Ogdensburg Facility on or about July 1, 1996 and otherwise satisfy its contemplated cash requirements for the foreseeable future. In the event that the Company's assumptions change or prove to be inaccurate or if the proceeds of this Offering or projected cash flow from operations prove to be insufficient to implement the Company's proposed development activities and otherwise fund operations (due to unanticipated expenses or technical or other problems), the Company could be required to seek additional financing. There can be no assurance that the proceeds of this Offering will be sufficient to permit the Company to implement facility development and engage in profitable manufacturing operations at the Ogdensburg Facility. To the extent that the proceeds of this Offering are not sufficient to enable the Company to do so, the inability to obtain additional financing could have an adverse effect on the Company. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


   Government Regulation. The Company is subject to extensive regulation by the United States Food and Drug Administration, the United States Department of Agriculture, and by other state and local authorities in jurisdictions in which the Company's products are manufactured, processed or sold. Among other things, these regulations govern the manufacturing, importation, processing, packaging, storage, distribution and labeling of the Company's products. Applicable statutes and regulations governing cheese products include "standards of identity" for the content of specific types of cheese; nutritional labeling and serving size requirements; and general "Good Manufacturing Practices" with respect to manufacturing and production processes. The Company's manufacturing and processing facilities and products are also subject to periodic compliance inspections by federal, state and local authorities. The Company believes that it is in compliance with all laws and regulations governing its operations and has obtained all licenses and permits necessary for the conduct of its business. Amendments to existing statutes and regulations, adoption of new statutes and regulations and the Company's expansion into new operations and jurisdictions (including the Ogdensburg Facility) will require the Company to obtain additional licenses and permits and could require the Company to adapt or alter methods of operations at costs which could be substantial. There can be no assurance that the Company will be able, for financial or other reasons, to comply with applicable laws and regulations and licensing requirements. Failure to comply with applicable laws and regulations could subject the Company to civil remedies, including fines, injunctions, recalls or seizures, as well as possible criminal sanctions, which could have a material adverse effect on the Company. See "Business -- Government Regulation."

   Control by Officers and Directors. Upon the consummation of this Offering, the current officers and directors of the Company will continue to beneficially own 31% of the then issued and outstanding shares of Common Stock. Accordingly, the current officers and directors will be able to exert significant influence over the election of the Company's directors and generally direct the affairs of the Company. See "Management" and "Principal Shareholders."

   Dependence upon Key Personnel. The success of the Company is largely dependent on the personal efforts of Mark Cocchiola, its Chairman, President and Chief Executive Officer and Paul Lauriero, its Executive Vice President. Although the Company has entered into employment agreements with each of Messrs. Cocchiola and Lauriero, the loss of the services of either of such individuals could have a material adverse effect on the Company's business and prospects. The Company has obtained "key man" life insurance in the amount of $1,000,000 on each of the lives of Messrs. Cocchiola and Lauriero. The success of the Company is also dependent upon its ability to hire and retain additional qualified marketing, technical and other personnel and there can be no assurance that the Company will be able to do so. See "Management."

   Shares Eligible for Future Sale; Registration Rights. Upon consummation of this Offering, the Company will have outstanding 4,256,900 shares of Common Stock, of which the 1,500,000 shares of Common stock being offered hereby and 1,765,700 additional shares of Common stock will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining 991,200 shares outstanding are "restricted securities" (as that term is defined under Rule 144 promulgated under the

Securities Act) eligible for sale under such rule. The Company has granted registration rights to the holders of another 524,980 shares of Common Stock issuable upon the exercise of outstanding warrants. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Shares Eligible for Future Sale."

   No Dividends. The Company has not paid any cash dividends on its Common Stock to date and does not expect to pay dividends for the foreseeable future. Under existing loan agreements with its principal lender, the Company is not permitted to pay dividends without the lender's consent. See "Dividend Policy."

   Preferred Stock. The Company's Certificate of Incorporation authorizes the issuance of Two Million Five Hundred Thousand (2,500,000) Shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Company's Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of the Company's Common Stock. Although the Company has no present intention of issuing any additional shares of Preferred Stock, it can give no assurance that it will not issue Preferred Stock in the future. See "Description of Capital Stock -- Preferred Stock."

   Certain Anti-takeover Provisions. Certain provisions of the Company's Certificate of Incorporation and its Share Purchase Rights Plan could have the effect, either alone or in combination with each other, of making more difficult, or discouraging an acquisition of the Company deemed undesirable by its Board of Directors. Under the Company's Certificate of Incorporation there are approximately 4,600,000 unreserved shares of Common Stock and 2,000,000 shares of Preferred Stock available for future issuance without Shareholder approval as of April 1, 1996, assuming the completion of this Offering. The Share Purchase Rights Plan, commonly known as a "poison pill," in the event that an individual or entity acquires 15% of the outstanding shares of the Company, allows stockholders other than the acquiror to purchase additional shares of the Company's Common Stock for a fixed price. The existence of authorized but unissued capital stock, together with the existence of the Share Purchase Rights Plan could have the effect of discouraging an acquisition of the Company.

                                   DILUTION


   The net tangible book value of the Company as of March 31, 1996 was approximately $8,174,000 or $2.96 per share of Common Stock. Net tangible book value per common share represents the amount of total tangible assets of the Company less the amount of total liabilities and preferred stock, divided by the number of shares of Common stock outstanding. Without giving effect to any changes in net tangible book value after March 31, 1996, other than the conversion of the Convertible Preferred Stock, and the sale of the Shares (assuming net proceeds to the Company of $4.70 per Share, after deducting underwriting commissions and discounts and other expenses of the Offering, assuming that the Underwriter's over-allotment option is not exercised, and recognizing that the Company will not receive any proceeds from the sale of Shares by the Selling Stockholders), the pro forma net tangible book value of the Company at March 31, 1996 would have been approximately $13,983,000 or $3.28 per Share. This represents an immediate increase in net tangible book value of $0.32 per share of Common Stock held by the existing shareholders of the Company, and an immediate dilution of $2.345 per Share to new investors purchasing Shares at the public offering price. "Dilution" per share is determined by subtracting pro forma net tangible book value per share after the Offering from the amount paid for a Share in the Offering. If the Underwriter's over-allotment option is exercised in full, the pro forma net tangible book value per common share would be $3.36, which would result in dilution to new investors of $2.265 per Share.


   The following table illustrates the dilution in net tangible book value per Share to new investors as of March 31, 1996, assuming that the Underwriter's over-allotment option is not exercised.

 Public offering price per Share  ...................................             $5.625
     Net tangible book value per common share as of March 31, 1996 .   $ 2.96
     Increase in net tangible book value per share attributable to Shares  offered hereby ......................................  $ 0.32
Pro forma net tangible book value per common share after Offering  .              $ 3.82
Dilution to new investors  .........................................              $2.345
                                                                                 ========

                               USE OF PROCEEDS

   The net proceeds to the Company from the sale of 1,000,000 shares of Common Stock offered hereby by the Company is estimated to be $4,700,000 ($5,757,000 if the Underwriter's over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of Shares by the Selling Stockholders. The Company expects to use all of the net proceeds principally in connection with development of the Ogdensburg Facility, which will be leased by the Company at or prior to the closing of this Offering. The Company intends to equip the facility with more efficient production equipment which the Company believes will increase the profitability of the Ogdensburg operation. The Company expects that during the next 12 to 18 months that it will spend approximately $4,200,000 on machinery and equipment and approximately $500,000 on leasehold improvements to the Ogdensburg Facility.

   If the Underwriter exercises its over-allotment option in full, the Company will realize additional net proceeds of approximately $1,057,000, which will be added to the Company's working capital and will be used for general corporate purposes.

   The Company anticipates, based on currently proposed plans and assumptions relating to its operations and expansion plans, that the proceeds of this Offering, together with projected cash flow, will be sufficient to satisfy its contemplated cash requirements for at least twelve months following the consummation of this Offering. The allocation of net proceeds of this Offering set forth above represents the Company's best estimates based upon its current plans and certain assumptions regarding industry and general economic conditions and the Company's future revenues and expenditures. If any of these factors change, the Company may find it necessary or advisable to reallocate some of the proceeds within the above-described categories or to use portions thereof for other purposes.


   From time to time the Company has considered and evaluated various possible acquisition opportunities. As of the date of this Prospectus, the Company has no agreements, commitments, arrangements or understandings with respect to any acquisition. In the event that the Company were to make an acquisition, the Company may find it necessary to reallocate some of the proceeds within the categories described above, or the Company may be required to seek additional financing. There can be no assurance that additional financing will be available on commercially reasonable terms, or at all.


   Proceeds not immediately required for the purposes described above will be invested principally in United States government securities, short-term certificates of deposit, money market funds or other short-term interest-bearing investments.

                         PRICE RANGE OF COMMON STOCK

   The Company's Common Stock has been traded in the over-the-counter market and quoted on the NASDAQ System under the symbol "CHEZ" since April 25, 1991. On March 22, 1993, the Company's stock commenced trading on the NASDAQ National Market System. The following table sets forth the high and low last reported sale prices of the Company's Common Stock for the periods indicated below. The following quotes represent inter-dealer quotations without adjustment for retail markups, markdowns or commissions and may not necessarily represent the prices of actual transactions.

                                                  High                  Low
                                                 --------              -------
Year Ended June 30, 1994

First Quarter                                   7 1/4                 3 13/16
Second Quarter                                  4 3/4                 3 1/4
Third Quarter                                   4 5/8                 2 1/4
Fourth Quarter                                  2 3/4                 2

Year Ended June 30, 1995

First Quarter                                   2 11/16               2 1/8
Second Quarter                                  3 3/8                 2 3/8
Third Quarter                                   3 3/4                 2 1/2
Fourth Quarter                                  3 5/8                 2 25/32

Year Ended June 30, 1996


First Quarter                                   6                     2 13/16
Second Quarter                                  6 1/4                 4 1/4
Third Quarter                                   6 1/8                 4 1/4
Fourth Quarter (through May 1)                  5 13/16               5 3/8


   The closing price of the Common Stock on May 8, 1996 was $5.625.

   As of March 31, 1996 the number of record holders of the Company's Common Stock was 92. The Company believes that this number does not include an estimated 1,000 beneficial owners of the Company's Common Stock who currently hold such securities in the name of depository institutions.

                               DIVIDEND POLICY

   To date, the Company has not declared or paid any cash dividends on its Common Stock. During fiscal year 1995 the Company paid $150,000 of dividends on the outstanding shares of redeemable convertible preferred stock, all of which shares are being converted into Common Stock in connection with this Offering. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition and other relevant factors. The Company presently intends to retain all earnings to finance the Company's continued growth and development of its business and does not expect to declare or pay any cash dividends in the foreseeable future. The Company's agreement with its bank prohibits the payment of cash dividends (other than dividends on the Preferred Stock).

                                CAPITALIZATION

   The following table sets forth the capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the sale of the 1,000,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom as well as the conversion of 500,000 shares of redeemable convertible preferred stock by the Selling Stockholders into 500,000 shares of Common Stock.

                                                                                         March 31, 1996
                                                                                 ------------------------------
                                                                                     Actual        As Adjusted
                                                                                 -------------    -------------
Long term debt and capital lease obligations  .................................    $20,069,573     $20,069,573
Redeemable warrant  ...........................................................      1,100,000       1,100,000
Shareholders' equity:  ........................................................
     Preferred Stock, $.01 par value, 2,500,000 shares authorized, 500,000 shares of redeemable convertible preferred stock issued and
        outstanding at March 31, 1996 .........................................      1,108,977              --
     Common Stock, $.01 par value, 10,000,000 shares authorized; 2,756,900
        issued and outstanding 4,256,900 issued and outstanding, as adjusted...         27,570          42,570
Additional paid-in capital  ...................................................      4,588,644      10,382,621
Retained Earnings  ............................................................      3,557,601       3,557,601
                                                                                   -----------     -----------
Shareholders' equity  .........................................................    $ 9,282,792     $13,982,792
                                                                                   -----------     -----------
  Total capitalization  .......................................................    $30,452,365     $35,152,365
                                                                                   ===========     ===========

                        SELECTED FINANCIAL INFORMATION

   The following selected consolidated financial information is derived from, and should be read in connection with, the consolidated financial statements of the Company contained elsewhere herein.

                                                    Nine Months ended March 31,                Years Ended June 30,
                                                 ---------------------------------------------------------------------------------
                                                    1996       1995        1995        1994        1993         1992        1991
                                                  --------   --------    ---------   ---------   ---------   ---------    ---------
                                                                                (In thousands, except per share data)

Earnings Statement Data:
Net Sales ......................................   46,531      39,060     $52,109     $31,996     $27,399     $23,526     $15,544
Earnings per common share before
  cumulative effect of accounting
  change .......................................    1,054         639         912         504         621         335         142
Net Earnings ...................................    1,054         639         912         429         621         335         142
Earnings Per Share before
 cumulative effect of accounting
 change ........................................      .31         .23         .32         .23         .28         .16         .09
Earnings per common share ......................      .31         .23         .32         .20         .28         .16         .09
Weighed Average Common Shares
  Outstanding(1) ...............................    3,085       2,335       2,369       2,191       2,213       2,139       1,611



- ------
1. See Footnote 12 to Notes to Consolidated Financial Statements.

                                     March 31,                               June 30,
                                    -----------   ------------------------------------------------------------
                                       1996          1995          1994           1993        1992       1991
                                    -----------   ---------    --------------   ---------   --------   --------
                                                                 (In thousands)

Balance Sheet Data:  ............
Total Assets  ...................     $37,788      $27,212   $16,746            $12,610      $9,663     $6,144
Working Capital  ................      16,440       11,209     8,384              2,447       2,031      2,574
Long Term Obligations (including
  capital lease obligations and
  amounts due to affiliates) ....      20,070       13,310     7,099              1,776       2,053        878
Total Liabilities  ..............      27,406       19,811    11,600              8,296       5,971      2,937
Redeemable Warrant  .............       1,100           --        --                 --          --         --
Stockholders' Equity  ...........       9,283        7,401     5,146              4,313       3,692      3,207



              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

   The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in the Company's Statements of Earnings.

                                                                                     Percentage of Revenues
                                                                                     ----------------------
                                          Nine Months    Nine Months       Year         Year         Year
                                            Ended           Ended         Ended        Ended        Ended
                                          March 31,       March 31,      June 30,     June 30,     June 30,
                                            1996            1995           1995         1994         1993
                                        -------------   -------------   ----------   ----------  ----------

Net Sales  ..........................       100.0%          100.0%         100.0%       100.0%        100.0%
Cost of sales  ......................        78.8            78.2           77.4         77.5          79.0
                                        -------------   -------------    ----------   ----------   ----------
Gross margin  .......................        21.2            21.8           22.6         22.5          21.0
Selling and shipping expenses  ......        12.6            15.4           15.6         13.9          13.9
General and administrative expenses .         3.0             3.7            3.7          5.0           5.5
Interest expense  ...................         2.5             1.2            1.3          1.4           1.4
Other Income  .......................        (0.8)           (1.2)          (1.0)        (0.1)         (3.7)
                                        -------------   -------------    ----------   ----------   ----------
Earnings before income taxes  .......         3.9             2.7            3.0          2.3           3.9
Income taxes  .......................         1.6             1.1            1.2           .7           1.6
                                        -------------   -------------    ----------   ----------   ----------
Earnings before cumulative effect of
  accounting change .................         2.3             1.6            1.8          1.6           2.3
Cumulative effect of accounting  ....        --              --             --             .3          --
                                        -------------   -------------    ----------   ----------   ----------
Net earnings  .......................         2.3%            1.5%           1.8%         1.3%          2.3%
                                        =============   =============    ==========   ==========   ==========



QUARTERLY RESULTS OF OPERATIONS

   The following table presents certain unaudited quarterly financial information for the eight quarters ended March 31, 1996. In the opinion of the Company's management, this information has been prepared on the same basis as the financial statements appearing elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial results set forth herein. Results of operations for any previous quarter are not necessarily indicative of results for any future period.

                                                                                  Quarters Ended
                                   ------------------------------------------------------------------------------------------------
                                   June 30,  September 30,  December 31, March 31,  June 30,  September 30, December 31,  March 31,
                                     1994        1994          1994        1995       1995        1995          1995        1996
                                   -------   ------------   -----------  ---------   -------  -------------  -----------  ---------
                                                                             (In thousands)

Net sales  ...................     $9,600     $ 12,058     $ 13,671     $ 13,331    $ 13,049    $ 14,899     $ 15,329     $ 16,302
Cost of sales ................      7,278        9,662       10,551      10,315       9,822       11,740       12,266       12,640
Gross profit .................      2,322        2,396        3,120       3,016       3,227        3,159        3,062        3,662
Operating expenses ...........      2,073        1,962        2,843       2,658       2,581        2,482        2,287        2,538
Income from operations .......        249          434          277         358         646          677          775        1,124
Other income (expense),
  net ........................        (59)        (110)          79          46        (184)        (227)         (23)        (503)
Income before income
 taxes .......................        190          324          356         404         462          450          752          621
Income taxes .................         12          130          144         170         189          194          322          254
                                 --------     --------     --------    --------    --------     --------     --------     --------
Net income ...................        178          194          212         234         273          256          431          367
                                 --------     --------     --------    --------    --------     --------     --------     --------
As a Percentage of Net
  Sales:
Net Sales ....................        100%         100%         100%        100%        100%         100%         100%         100%
Cost of sales ................         76%          80%          77%         77%         75%          79%          80%          78%
Gross profit .................         24%          20%          23%         23%         25%          21%          20%          22%
Operating expenses ...........         22%          16%          21%         20%         20%          17%          15%          16%
Income from operations .......          3%           4%           2%          3%          5%           5%           5%           7%
Other income (expense),
  net ........................         -1%          -1%            1%          0%        -1%          -2%          -0%          -3%
Income before income taxes ...          2%           3%           3%          3%          4%           3%           5%           4%
Income taxes .................          0%           1%           1%          1%          1%           1%           2%           2%
Net income ...................          2%           2%           2%          2%          2%           2%           3%           2%



NINE MONTHS ENDED MARCH 31, 1996 AND 1995.


   Net sales for the nine month period ended March 31, 1996 were approximately $46,531,000 as compared to approximately $39,060,000 for the nine months ended March 31, 1995, an increase of approximately $7,471,000 or 19.1%. This increase reflects higher sales volume for food service and food ingredient products manufactured at the Company's Manteca California facility.

   The Company's gross margin increased by approximately $1,352,000, from approximately $8,532,000 in the nine month period ended March 31, 1995 to approximately $9,884,000 in the nine month period ended March 31, 1996, primarily as a result of the increased sales volume. The Company's gross margin as a percentage of sales decreased from 21.8% in the nine months ended March 31, 1995 to 21.2% for the comparable nine month period in 1996. The decrease in gross margin as a percentage of sales was due primarily to the costs incurred with the start-up of the new mozzarella production facility during the three months ended December 31, 1995.

   Selling and shipping expenses decreased by approximately $140,000 from approximately $6,015,000 for the nine month period ended March 31, 1995 to approximately $5,875,000 for the nine month period ended March 31, 1996. As a percentage of sales, selling and shipping expenses decreased from 15.4% for the nine month period ended March 31, 1995 to 12.6% for the nine month period ended March 31, 1996. This decrease is primarily the result of the Company's increased revenue growth, as well as a decrease in commission expense during the nine months ended March 31, 1996.

   General and administrative expenses decreased by approximately $15,000 from approximately $1,447,000 for the nine month period ended March 31, 1995 to $1,432,000 for the comparable period in 1996. As a percentage of sales, G&A expenses decreased to 3.1% for the nine month period ended March 31, 1996 from 3.7% for the comparable period in 1995 as a result of the Company's revenue growth in the current nine month period.

   Net interest expense increased to approximately $1,165,000 for the nine month period ended March 31, 1996 from approximately $469,000 for the nine month period ended March 31, 1995. The increase was due primarily to the Company's increased borrowing and lease financing obligations.

   Other income decreased from approximately $483,000 in the nine month period ended March 31, 1995 to approximately $413,000 in the nine month period ended March 31, 1996, primarily as a result of other income associated with the payment in full of the note pertaining to the licensing agreement during the nine month period ended March 31, 1996 as compared to an approximate $378,000 gain on the sale of excess production equipment and deferred income of approximately $105,000 during the nine month period ended March 31, 1995.

   The provision for income taxes for the nine month period ended March 31, 1996 increased by $326,000 compared to the nine month period ended March 31, 1995 as a result of increased taxable income.

   Net earnings applicable to common stock increased to approximately $941,000 in the nine months ended March 31, 1996 from approximately $527,000 in the comparable period in 1995, or approximately $414,000. The increase in net earnings applicable to common stock is primarily due to the increase in gross margin accompanied by a decrease in selling and shipping charges partially offset by an increase in interest expense and a decrease in other income.


   Years Ended June 30, 1995 and 1994. Net sales for the fiscal year ended June, 30, 1995 were approximately $52,109,000, as compared to approximately $31,996,000 for the fiscal year ended June 30, 1994, an increase of approximately $20,113,000 or 62.9%. This increase reflects higher sales volume for food service and food ingredient products manufactured by the Company's California facility and, to a lesser extent, for its retail soft cheese products.

   The Company's gross margin increased by approximately $4,564,000 from approximately $7,195,000 in the year ended June 30, 1994 to approximately $11,759,000 in the year ended June 30, 1995, primarily as a result of the increased volume in the food service and food ingredient products. The Company's gross margin as a percentage of sales increased slightly to 22.6% for the year ended June 30, 1995 versus 22.5% for the comparable period last year.

   Selling and shipping expenses increased by approximately $3,673,000 in fiscal year 1995 from approximately $4,460,000 in fiscal 1994 to approximately $8,133,000. As a percentage of sales, selling and shipping expenses increased from 13.9% to 15.6% respectively. This increase is primarily due to the additional advertising and promotional allowances offered in support of the Company's increased volumes, and increased shipping charges.

   General and administrative expenses increased by approximately $311,000 to approximately $1,911,000 for the year ended June 30, 1995 as compared to $1,600,000 for the year ended June 30, 1994. This increase is primarily due to the increased expenses incurred in connection with the Company's increased sales including increased payroll expenses necessary to support the increased revenues. As a percentage of sales, however, general and administrative expenses decreased to 3.7% in fiscal year 1995 from 5.0% in fiscal year 1994.

   Interest expense increased to approximately $997,000 (of which $253,000 was capitalized) for the year ended June 30, 1995 from approximately $433,000 for the year ended June 30, 1994, or an increase of approximately $564,000. The increase was primarily due to the Company's increased borrowing to finance working capital as well as lease financing requirements for the California facility expansion.

   Other income of approximately $520,000 for fiscal year 1995, was primarily the result of an approximate $370,000 gain on the sale of excess production equipment.

   The provision for income taxes for the year ended June 30, 1995 increased by $398,000 compared to the year ended June 30, 1994, as a result of increased taxable income. Effective July 1, 1993, the Company adopted the provisions of Financial Accounting Standard Number 109 (Accounting for Income Taxes), which resulted in a net charge for the cumulative effect of an accounting change of $75,000 in the year ended June 30, 1994.

   The effective tax rate increased to 41.0% from 31.8% primarily as a result of the utilization of the NOL carryforward in Fiscal 1994.

   Net earnings applicable to common stock increased to approximately $762,000 in the year ended June 30, 1995 from approximately $429,000 in the year ended June 30, 1994, or approximately $333,000. The increase in net earnings applicable to common stock is due to the increase in gross margin as a result of increased volume, and other income, partially offset by the increase in promotional and advertising expenses and an increase in shipping expenses.

   Years Ended June 30, 1994 and 1993. Net sales for the fiscal year ended June 30, 1994 were approximately $31,996,000, as compared to approximately $27,399,000 for the fiscal year ended June 30, 1993, an increase of approximately $4,597,000, or 16.8%. This increase was the result of higher sales volume for food service products manufactured by the Company's California facility and for its continuing retail products. These increases were partially offset by a decline in net sales of the Company's retail ricotta and mozzarella business which resulted from the Company entering into a license agreement, which has since been terminated, granting the licensee the right to manufacture and sell the Company's soft cheese products to the retail sector.

   The Company's gross margin as a percentage of revenues increased from 21.0% in the year ended June 30, 1993 to 22.5% in the year ended June 30, 1994. The increase in gross margin as a percentage of net sales was due primarily to higher than normal costs in 1993 associated with the establishment of manufacturing operations in Manteca and low margin sales in 1993 made in connection with the transition to the licensing of the soft cheese products for sale to the retail markets.

   Selling and shipping expenses as a percentage of revenues remained level at 13.9% in both fiscal 1994 and 1993.

   General and administrative expenses increased from approximately $1,504,000 in fiscal 1993 to approximately $1,600,000 in fiscal 1994, however, as a percentage of sales, general and administrative expenses decreased from 5.5% in fiscal 1993 to 5.0% in fiscal 1994.

   Net interest expense increased to $433,000 for the year ended June 30, 1994 from $381,000 for the year ended June 30, 1993. The increase was the result of the Company's expanded borrowing and lease financing requirements necessary to finance working capital needs and capital additions.

   Net earnings as a percentage of revenues decreased for the year ended June 30, 1994 to 1.3% from 2.3% in the prior year. This decrease was due to the income from the licensing of the Company's retail mozzarella and ricotta line to a third party being included in fiscal year 1993, offset by the increase in revenues and gross margin-percentage described above.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES


   At March 31, 1996 the Company had working capital of approximately $16,789,000 as compared with $11,209,000 at June 30, 1995, an increase of approximately $5,580,000. The increase in working capital is primarily due to increased sales and an increase in pre-paid expenses and other current assets as a result of the conversion of two marketing service agreements which have been terminated, and the pre-payment of the licensing agreement partially offset by the increase in accounts payable and current portion of long-term obligations.

   The Company has a bank revolving credit facility that, in January 1996, was amended to increase the bank's potential commitment to $12,000,000 through June 1996 and then to $15,000,000 through October 1997 (see Note 6 of notes to financial statements). At March 31, 1996 the Company's total outstanding debt to the bank was $9,400,000.

   The Company also typically finances equipment purchases through capital lease financing transactions. At March 31, 1996, the Company had obligations of approximately $5,619,000 under capital leases, including $1,743,000 under capital lease agreements entered into in the nine month period ended March 31, 1996. The increase in lease obligations is due to the capital leases entered into in connection with the expansion of the Company's Manteca, California facility.

   On March 29, 1996, the Company purchased its Paterson production facility which it previously had leased, financed by a mortgage loan from NatWest Bank, N.A. Proceeds of the loan amounted to $1,050,000, of which $686,250 was used in connection with the payment of the remaining obligation to the landlord/seller. The balance of the proceeds, $363,750 is currently held in an escrow account (included in cash on the balance sheet) from which the Company will draw to complete its expansion of a 3,200 square foot refrigerated storage facility. The five-year note, which bears interest at 8.51% per annum, is being amortized at a fifteen year rate with a balloon payment of approximately $840,000 at the end of year five. At March 31, 1996, the Company had obligations of approximately $1,050,000 under mortgage payable.


   On October 25, 1995, the Company entered into a Subordinated Loan Agreement with CoresStates Enterprise Fund which provided the Company with $5,000,000 (see note 7 of notes to the financial statements).

   Management believes that with an increase in its line of credit facility from $9,000,000 to $12,000,000 initially, and then to $15,000,000 and the subordinated loan that the Company has adequate working capital to meet its reasonably foreseeable cash requirements.


   Net cash used in operating activities in the nine month period ended March 31, 1996 was approximately $5,061,000 as compared to $1,484,000 in the comparable period of the prior year. The use of cash in operations was primarily the result of increases in inventories and accounts receivable, prepaid expenses and other current assets and other assets, partially offset by an increase in net earnings as adjusted for non-cash expenses, and increases in accounts payable and deferred income taxes. Accounts receivable and inventories were increased in support of the Company's increased revenues, prepaid expenses, other current assets and other assets were increased due to the payment of a licensing agreement, which has since been terminated, granting the licensee the right to manufacture and sell the Company's soft cheese products to the retail markets (see notes 4 and 5 of notes to financial statements). The cash used in operations was financed through cash flow from financing activities. Net cash used in investing activities in the nine month period ended March 31, 1996 was approximately $1,263,000, as compared to $886,000 in the nine month period ended March 31, 1995, as a result of continued expenditures for fixed assets (including capital equipment utilized in the Company's California manufacturing facility). As a result, at March 31, 1996 the Company had cash of $709,941 (of which approximately $363,750 is held in escrow, see note 8 of notes to financial statements) as compared to $303,414 as at March 31, 1995.


FOREIGN CURRENCY

   The Company is subject to various risks inherent in dependence on foreign sources of supply, including economic or political instability, shipping delays, fluctuations in foreign currency exchange rates, custom duties and import quotas and other trade restrictions, all of which could have a significant impact on the Company's ability to obtain supplies and deliver finished products on a timely and competitive basis. The Company has no material unhedged monetary assets, liabilities or commitments denominated in currencies other than the United States dollar. The Company does not engage foreign currency hedging transactions.

                                   BUSINESS

GENERAL

   Suprema Specialties, Inc. and its wholly owned subsidiary (hereinafter referred to collectively as the "Company") manufactures, processes and markets a variety of premium, gourmet natural cheese products, using fine quality domestic and imported cheeses.

   The Company produces approximately 78% of the cheese which it sells at its facilities in Manteca, California and Paterson, New Jersey. The Manteca plant produces mozzarella, ricotta and provolone cheese which, in the aggregate, accounts for approximately half of the Company's sales. The Paterson facility is engaged in processing cheese produced at the Company's Manteca, California facility as well as cheese purchased from other domestic and foreign suppliers.

   The markets for natural, Italian variety and shredded cheese products have grown substantially in recent years. According to the most recently published cheese industry report prepared by Business Trends Analysts, sales of natural cheese products by United States manufacturers increased from $5.6 billion in 1982 to $9.2 billion in 1993 and are projected to reach approximately $11.7 billion by the year 2002. The Company believes that natural cheese is widely regarded as being of higher quality, better tasting and more nutritious than processed cheese. Since its inception, the Company has sought to capitalize on opportunities arising from these expanding markets, focusing its efforts primarily on developing and expanding its line of natural, Italian variety cheeses, a fast-growing segment of the cheese industry. As a result of such efforts, the Company has achieved steadily increasing levels of revenues.

PRODUCTS

   The Company's product line, which it principally markets under the Suprema Di Avellino(R) brand name, consists primarily of domestic mozzarella, ricotta and provolone cheeses, grated and shredded parmesan and romano cheeses, imported parmesan and pecorino (sheep's milk) romano cheese products including "lite" versions of certain of these products containing less fat and fewer calories. The Company's cheese products are natural, containing no preservatives, additives, sweeteners, dehydrated fillers or artificial flavorings. These cheese products are often used as cooking ingredients and as flavor enhancements and complements to other foods, such as pastas, meat sauces, soups and salads.


    The Company sells its cheese products to food service industry distributors, which distribute cheese products to restaurants, hotels and caterers; food manufacturers; and supermarkets and other retail customers, including grocery stores, delicatessens and gourmet shops. The Company's supermarket customers include several regional chin stores, such as King Kullen, Shop-Rite, Alpha-Beta, Food Town, Stop'N Shop, D'Agostino's and Pathmark. For the year ended June 30, 1995 and the nine months ended March 31, 1996, sales of bulk cheese products to food service industry distributors, food manufacturers and retail outlets on a private label basis accounted for 42% of the Company's revenues in each period.


   The Company packages a significant portion of its products in convenient resealable tamper-evident transparent plastic cups and shakers, permitting consumers to reseal the package which the Company believes maximizes freshness and enhances visual appeal. The Company believes that its packaging promotes a premium, gourmet image of its products and that the convenience and ease of use of its plastic cups and shakers increase the attractiveness of its products to consumers, providing a competitive advantage over cheese products in conventional nonresealable or nontransparent packaging. The Company uses various packaging techniques, including controlled atmosphere and heat sealed packaging, which the Company believes extends the shelf life of its grated and shredded cheese products sold in cups to approximately 120 days. The Company also uses a moisture reduction process to extend the shelf life of grated cheese sold in shakers to approximately nine months.

   The Company also sells certain of its products in shrink-wrapped plastic packaging and in plastic pillow packs. These packs range in size from one to ten pounds or can be packaged in customized sizes for food service distributors and food manufacturers.

   In addition to certain products marketed under the Suprema Di Avellino(R) brand name, the Company manufactures private label products for food service companies and supermarkets, which represented approximately 36% and 42% of the Company's revenues for the fiscal years ended June 30, 1994 and 1995, respectively.

THE OGDENSBURG FACILITY

   The Company intends to use the proceeds of this offering to expand its operations by establishing additional manufacturing facilities. The Company, prior to this Offering, will enter into (a) a lease with various milk cooperatives, pursuant to which the Company will lease an existing 72,000 square foot cheese manufacturing facility in Ogdensburg, New York (the "Ogdensburg Facility") and (b) an agreement with Allied Federated Coops Incorporated ("Allied") pursuant to which the Company will purchase its requirements of milk to be used in the manufacture of cheese products at such facility. Due to the Ogdensburg Facility's proximity to key domestic and Canadian markets, the Company believes that it will be able to reduce costs by supplying Northeast markets currently be supplied by the Company's California facility and position itself to capitalize on future growth opportunities. The Company plans to purchase new state-of-the-art manufacturing equipment and make leasehold improvements to the Ogdensburg Facility to maximize potential performance levels. There can be no assurance that the Company will be able to successfully establish such facility or otherwise expand its operations.

   The facility is located within an Economic Development Zone pursuant to which the Town of Ogdensburg makes available certain economic incentives to operators of the facility. The plant has the equipment to process the waste product which can be sold at a profit to a local contractor. In addition, the local area provides a skilled, trained non-union labor force. The plant's proximity to transportation by rail, water, road and air offers convenient access to the Company's existing markets and others.

PRODUCTION

   The Company's Manteca, California plant produces mozzarella and ricotta cheese for direct sale to the food service and food ingredient industries, parmesan and romano cheese which is aged and then shipped to the Company's New Jersey facility for processing and sale to food service and retail customers and provolone cheese for sale to retail customers.


   The Company has increasingly emphasized the marketing and sale of domestic Italian variety cheese products manufactured at its Manteca, California facility. For the year ended June 30, 1995 and the nine months ended March 31, 1996, sales of mozzarella, ricotta and provolone cheese products manufactured at such facility accounted for approximately 61.8% and 58.9%, respectively, of the Company's revenues. The Company also processes natural cheese products, which involves shredding, grating and packaging, at its facility in Paterson, New Jersey. These facilities serve as distribution points for various geographic markets throughout the United States.

   The Company's East Coast production facility is located in Paterson, New Jersey and is equipped with state of the art equipment for grating, shredding and packaging the Company's products. The Company acquired title to the facility for a purchase price of approximately $681,000 and used the facility to secure a loan of $1,050,000 from NatWest Bank, N.A., the proceeds of which were used to finance the purchase and to make certain improvements to the facility. The Company, which leases substantially all of its equipment, generally with options to purchase, recently leased additional equipment to increase operating capacity and efficiencies and further automate production. The Company currently operates this facility at approximately 63% of full productive capacity.


   The Company employs a Director of Operations at each facility. The Company's Directors of Operations make preproduction inspections of each product, and monitor critical manufacturing and processing functions. Random samples of each product are regularly sent to outside laboratories, which perform routine physical, chemical and micro-biological tests of products.

CUSTOMERS

   The Company sells its cheese products directly and through distributors to supermarkets and other retail customers, including grocery stores, delicatessens and gourmet shops; food service industry distributors, which distribute the products to, among others, restaurants, hotels and caterers; and food manufacturers. The Company's products sold to food service industry distributors and food manufacturers are sold principally in bulk. The Company's supermarket customers include several regional chain stores, such as King Kullen, Shop-Rite, Acme, Price Costco, BJ's, Food Town, Stop'N Shop, Safeway, D'Agostino's, Von's, Super Valu, Giant, Ralph's, Pathmark and Lucky's.

   For the fiscal years ended June 30, 1994 and 1995, sales of cheese products to retailers accounted for approximately 31% and 19%, respectively, of the Company's revenues; sales to food service companies accounted for approximately 58% and 69%, respectively, of the Company's revenues; and sales to food manufacturers accounted for approximately 11% and 12% respectively, of the Company's revenues.

   For the fiscal year ended June 30, 1995, LiSanti Foods accounted for 12% of the Company's revenues and for the year ended June 30, 1994 A&J Cheese Company accounted for 11% of the Company's revenues.

MARKETING, SALES AND ADVERTISING

   The Company currently employs regional sales representatives to market its products to retail customers primarily in New York, New England and California, and one national representative who is responsible for sales of the Company's products to the food service industry. In addition, the Company engages independent food brokers throughout the United States for marketing to both retail and food service customers. Food brokers, who are paid on a commission basis, and salaried sales representatives, are generally responsible in their respective geographic markets for identifying customers, soliciting customer orders and inspecting merchandise on supermarket shelves. To achieve greater market penetration, the Company intends to continue to strengthen and expand its sales force and food broker network, initially targeting those geographic markets which the Company believes have the best potential for a high level of sales. The Company also employs a Senior Vice President-Sales, who is responsible for managing and coordinating the entire sales program. This includes making sales presentations to food brokers and working with regional sales representatives and food brokers in the marketing and selling of products to, and the maintenance of relationships with, retail customers.

   The Company is currently attempting to enhance its access to supermarket shelf space for new and established products through trade promotional activity and through the payment of product introduction costs. Some of these costs, commonly known as slotting allowances, are fees paid to supermarkets, generally on a one-time basis, to enable product marketers to obtain access to shelf space for their products. After the initial introductory program for a product, a supermarket typically determines the degree of market acceptance of the product. The Company will then work with the retailer to establish ongoing market support programs to promote continued retail support and customer satisfaction. The payment of a slotting allowance does not assure that a product will continue to be carried beyond the initial agreed upon period.

   The Company believes that product recognition by customers, consumers and food brokers is an important factor in the marketing of the Company's products. Accordingly, the Company promotes its products and brand name through the use of promotional materials, including full color product brochures, circulars, free standing product displays and newspaper inserts. The Company also employs a Vice President of Market Development in an effort to increase product recognition in various geographic markets.

   The Company generally sells its cheese products pursuant to customer purchase orders and fills orders within approximately seven days of receipt. Because orders are filled shortly after receipt, backlog is not material to the Company's business. Substantially all of the Company's products are delivered to customers by independent trucking companies.

SUPPLIERS

   For the years ended June 30, 1994 and 1995, approximately 22% and 16%, respectively, of the Company's supply requirements were manufactured by foreign producers in Europe and South America. Currently, the Company imports certain of its bulk cheese directly from foreign suppliers and, to a lesser extent, also purchases through domestic importers. The Company purchases cheese supplies in large quantities in order to obtain volume discounts and places its orders for imported bulk cheese approximately four to six months in advance of anticipated production requirements.

   The Company is subject to various risks inherent in dependence on foreign sources of supply, including economic or political instability, shipping delays, fluctuations in foreign currency exchange rates, custom duties and import quotas and other trade restrictions, all of which could have a significant impact on the Company's ability to obtain supplies and deliver finished products on a timely and competitive basis. Cheese imported from

Argentina is currently subject to United States import quotas and custom duties. There are currently no quotas or custom duties imposed on pecorino romano cheese imported into the United States from Italy, although there are quotas and duties imposed on parmesan cheese imported from Italy.

   The Company also purchases certain of its cheese requirements from domestic sources. The Company manufactures certain of its cheese requirements primarily for sale to the food service industry. For the fiscal years ended June 30, 1994 and 1995, approximately 78% and 84%, respectively, of the Company's supply requirements were manufactured by the Company or purchased from domestic sources. The Company expects that use of domestic cheese products will increase as the Company expands its product line.

   For the fiscal years ended June 30, 1994 and 1995, the Company's largest supplier accounted for approximately 23% and 30%, respectively, of all purchases. The Company does not usually maintain contracts with its suppliers. The Company believes that there are numerous alternative sources of supply available to it, including for products currently provided by its largest supplier.

   The Company purchases other necessary supplies, including plastic cups, canisters and bags, from numerous suppliers. The Company believes that these additional supplies are readily available from numerous potential suppliers.

                          DESCRIPTION OF SECURITIES

   The Company is authorized to issue 10,000,000 shares of Common Stock, par value $.01 per share and 2,500,000 shares of preferred stock, par value $.01 per share. As of the date of this prospectus, there were 2,756,900 shares of Common Stock and 500,000 shares of redeemable convertible preferred stock outstanding, all of which are being converted into Common Stock in connection with this Offering.

COMMON STOCK

   The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably the assets of the Company, if any, legally available for distribution to them after payment of debts and liabilities of the Company and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common stock have no conversion, preemptive or other subscription rights, and there are not redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued upon payment of the consideration set forth in this Prospectus, fully paid and non-assessable.

PREFERRED STOCK

   The redeemable convertible preferred stock all of which is being converted into Common Stock in connection with this Offering, may be converted at the rate of one share of common stock for each share of preferred stock at any time prior to redemption at a conversion price of $3.00 per share. The Preferred Stock is redeemable at the Company's option at any time after the first anniversary of issuance which occurred in August, 1994, provided that the daily average of the high and low price of the Company's common stock equals or exceeds $5.00 per share for ten consecutive days. The redemption would be at $3.00 per share plus accrued and unpaid dividends. Quarterly dividends are payable in cash at an annual dividend rate of 10% and are cumulative. The preferred stock has a preference on liquidation of $3.00 per share plus accumulated but unpaid dividends. The preferred stock is non voting unless the Company fails to pay dividends on the preferred stock for four consecutive quarters, in which case the holders of the preferred stock are entitled to vote as a class to elect an additional director to the Board.

WARRANTS

   In connection with the loan from CoreStates, the Company has issued to CoreStates warrants to purchase 354,399 shares of Common Stock, exercisable until September 30, 2001 without additional compensation. The shares issuable upon exercise of the warrants are subject to two demand registration rights and piggyback registration rights. In addition, after October 1, 2000, or upon the occurrence of certain other events, the holder has the right to put the warrants to the Company on a formula basis.

TRANSFER AGENT

   The Transfer Agent for the Company's Common Stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                       SHARES ELIGIBLE FOR FUTURE SALE

   Upon consummation of this Offering, the Company will have 4,256,900 shares of Common stock outstanding (4,481,900 shares if the Underwriter's over-allotment option is exercised in full) Of these shares, the 1,500,000 shares sold in this offering together with an aggregate of 1,765,700 shares, will be freely tradeable under the Securities Act. The remaining 991,200 shares are deemed to be "restricted securities," as that term is defined unde Rule 144 promulgated under the Securities Act, in that such shares were issued and sold by the Company in private transactions not involving a public offering. All of such restricted shares, are currently eligible for sale under Rule 144.

   In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has owned restricted shares of Common Stock beneficially for at least two years is entitled to sell within any three-month period (together with any other persons whose shares are aggregated for these purposes), a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or if the Common stock is quoted on the Nasdaq National Market the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has a beneficially owned shares of Common Stock for at least three years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

   The Company, its directors, executive officers and certain stockholders have agreed for a period of 180 days after the date of this Prospectus that they will not offer, sell, contract to sell or otherwise dispose of any shares of Common stock, any options or warrants to purchase shares of Common stock, or any shares convertible into or exchangeable for shares of Common stock, owned by such persons, without the prior written consent of Sentra Securities Corporation. See "Underwriting."

   No prediction can be made as to the effect, if any, that market sales of shares of Common stock or the availability of such shares for sale will have on the market price of the Common stock prevailing from time to time. Nevertheless, the possibility exists that substantial amounts of the Common Stock may be sold in the public market which may adversely affect prevailing market prices for the Common stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                             SELLING STOCKHOLDERS

   In August, 1994, the Company issued 500,000 Shares of its Redeemable Convertible Preferred Stock to certain investors in consideration for the payment of $3.00 per share. The holders of the Redeemable Convertible Preferred Stock have elected to convert the shares of Preferred Stock held by them and to sell the 500,000 shares of common stock received upon conversion to the Underwriter. The table set forth below provides the following information as to each Selling Stockholder: number of shares of Common Stock beneficially owned as of April 1, 1996, number of shares to be sold by such Selling Stockholder to the Underwriter and the number of shares (as percentage of the class) to be beneficially owned by such Selling Stockholders after the completion of the offering. Neither the Company nor any of its affiliates has had within the past three years any material relationship with any of the Selling Stockholders.

                                                               Shares of
                                                                 Common      Remaining
                                               Beneficial        Stock         After        Percent
             Selling Stockholders               Ownership      To Be Sold     Offering      of Class
             ---------------------            ------------   ------------    -----------   ----------
John Anderson IRA  ........................       4,500          4,500           0
Dr. Melvin Hankin IRA  ....................       7,000          7,000           0
John P. Mulligan III IRA  .................      16,666         16,666           0
John P. Meehan IRA  .......................       9,800          9,800           0
Steven D. Schwartz IRA  ...................       4,133          4,133           0
Professional Travel Insurance Co.  ........      33,333         33,333           0
William Giancola  .........................       3,500          3,500           0
Eugene and Frayda Penfil  .................       3,333          3,333           0
Marguerite Murray  ........................      10,000         10,000           0
Theodore N. Polish  .......................       3,333          3,333           0
Robert Kelly  .............................       6,666          6,666           0
Ed Feldkirchner  ..........................       4,500          4,500           0
Frank Seidman  ............................       4,000          4,000           0
John P. Meehan Agency, Inc.  ..............      12,833         12,833           0


                                                                    Shares of
                                                                     Common     Remaining
                                                   Beneficial         Stock       After        Percent
             Selling Stockholders                  Ownership        To Be Sold   Offering      of Class
             --------------------                  ----------      -----------   ----------    ----------
Leonard P. Teich  .............................       8,333          8,333           0
Harold I. Alexander  ..........................       8,333          8,333           0
Hershell Bennett  .............................       3,333          3,333           0
Simon Billow Irrevocable Trust FBO Macy Billow.       8,000          8,000           0
Simon and Lillian Billow Grandchildren Trust...      10,333         10,333           0
Simon and Lillian Billow  .....................      16,666         16,666           0
First Colonial Securities Group Profit Sharing.
  Plan FBO Donald Hoffman .....................       8,334          8,334           0
William Christian  ............................       5,000          5,000           0
Steven and Beverly N. Solomon  ................       3,333          3,333           0
Goldbil Investment Corp.  .....................       8,333          8,333           0
Adriene Klalo Capello  ........................       8,333          8,333           0
Fred Bor  .....................................      16,666         16,666           0
Evelyn Katz  ..................................       8,333          8,333           0
First Colonial Sec. Group Profit Sharing Plan..
  #2 Dated 10/23/91 FBO Lewis Maniloff ........      16,666         16,666           0
Richard and Lorraine J. Strauss  ..............      16,667         16,667           0
Steven L. Shapiro  ............................      16,666         16,666           0
Adele Rosenberg  ..............................      16,667         16,667           0
Harry Colson III and Laura Colson  ............       3,500          3,500           0
George Krywusha  ..............................       3,500          3,500           0
Suprema Investments Partnership  ..............     150,000        150,000           0
Harvey S. Benn  ...............................       9,200          9,200           0
Samuel and Irene Saligman  ....................      10,000         10,000           0
Leonard and Ruth Duffy  .......................       3,500          3,500           0
Alethia Vanaman  ..............................       3,333          3,333           0
Gloria Nerenberg  .............................      13,374         13,374           0
                                                                ------------
                                                                   500,000


                                 UNDERWRITING

   The Underwriters named below, for whom Sentra Securities Corporation is acting as the representative (the "Representative"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

  Underwriter                                                 Number of Shares
 -------------                                                ----------------

Total  ....................................                      1,500,000

   The Company is obligated to sell, and the Underwriter is obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

   The Underwriter has advised the Company that it proposes to offer the Common stock at the initial offering price set forth on the cover page of this Prospectus; that the Underwriter may allow to selected dealers a concession of $________ per share; and that such dealers may reallow a concession of $______ per share to certain other dealers. After the offering made hereby, the offering price and the concessions may be changed by the Underwriter.

   The Company has granted an option to the Underwriter to purchase, in the aggregate, up to 225,000 additional shares of Common stock. The option is exercisable for 45 days from the date of the Prospectus at the initial offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The option granted to the Underwriter may only be exercised for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby.

   The Underwriter will purchase the Shares at a price of per share. In addition, the Company has agreed to pay the Underwriter a 3% nonaccountable expense allowance on the aggregate offering price of the Shares, including the Shares subject to the installment option. The Company has agreed to indemnify the Underwriter or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

   The Company has agreed to sell to the Underwriter and its designees, for an aggregate of $150, warrants (the "Underwriter's Warrants") to purchase up to 150,000 shares of Common Stock at an exercise price equal to 125% of the initial public offering price per share. The Underwriter's Warrants may not be sold, transferred, assigned or hypothecated for one year from the date of this Prospectus, except to officers and partners of the Underwriter and members of the selling group, and are exercisable during the four-year period commencing one year from the date of this Prospectus (the "Warrant Exercise Term"). During the Warrant Exercise Term, the holders of the Underwriter's Warrants are given, at nominal cost, the opportunity to profit from a rise in the market price of the Company's Common Stock. To the extent that the Underwriter's Warrants are exercised, dilution of the interest of the Company's stockholders will occur. Further, the terms on which the Company will be able to obtain additional equity capital may be adversely affected since the holders of the Underwriter's Warrants can be expected to exercise them at any time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the Underwriter's Warrants. Any profit realized by the Underwriter on the sale of the Underwriter's Warrants or the underlying share of Common Stock may be deemed additional underwriting compensation. Subject to certain limitations and exclusions, the Company has agreed, at the request of the holders of a majority of the Underwriter's Warrants, at the Company's expense, to register the Underwriter's Warrants and the shares of Common Stock issuable upon exercise of the Underwriter's Warrants under the Securities Act on one occasion during the Warrant Exercise Term and to include the Underwriter's Warrants and such underlying share in any appropriate registration statement which is filed by the Company during the seven years following the date of this Prospectus.


   The Company and the Selling Shareholders have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of twelve months from the date of this Prospectus except for sales to the Underwriter pursuant to this Offering and sales of Common Stock upon exercise of options to purchase Common Stock in accordance with the Company's Stock Option Plan.


   The Company has agreed to indemnify the Underwriter or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

   In connection with this offering, the Underwriter and selling group members may engage in passive market making transactions in Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by such prices and in response to order flow. Net purchases by a passive market maker on each day are limited in amount to a specified percentage of the passive market maker's average daily trading volume in Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                LEGAL MATTERS

   The legality of the Common Stock offered hereby has been passed upon for the Company by Tenzer Greenblatt LLP, New York, New York. Certain legal matters will be passed upon for the Underwriter by Luce, Forward, Hamilton & Scripps.

                                   EXPERTS

   The consolidated statements of earnings, stockholders' equity and cash flows for the year ended June 30, 1993 included in and incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended June 30, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included and incorporated herein by reference, and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The financial statements and schedule for the two years in the period ended June 30, 1995 included in this Prospectus and incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the year ended June 30, 1995 have been audited by BDO Seidman LLP, independent certified public accountants, to the extent and for the periods set forth in their reports, included and incorporated herein by reference, and are included and incorporated herein in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

                                   PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K




(a) 1.   Financial Statements                                                                       Page
         --------------------                                                                       ----

         Report of Independent Certified Public Accountants                                            F-2

         Independent Auditors' Report                                                                  F-3

         Consolidated Balance Sheets -- March 31, 1996, June 30, 1995 and 1994                         F-4

         Consolidated Statements of Earnings --
         For the Years Ended June 30, 1995, 1994 and 1993 and nine months ended
         March  31,  1996 and 1995                                                                     F-5

         Consolidated Statements of Stockholders' Equity --
         For the Years Ended June 30, 1995, 1994 and 1993 and nine months ended March  31, 1996        F-6

         Consolidated Statements of Cash Flows --
         For the Years Ended June 30, 1995, 1994 and 1993 and nine months ended March  31,
         1996 and 1995                                                                                 F-7

         Notes to Consolidated Financial Statements                                             F-8 - F-17


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Suprema Specialties, Inc. and Subsidiary
Paterson, New Jersey

We have audited the accompanying consolidated balance sheets of Suprema Specialties, Inc. and Subsidiary, as of June 30, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Suprema Specialties, Inc. and Subsidiary as of June 30, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 2, during the year ended June 30, 1994 Suprema Specialties, Inc. and Subsidiary changed their method of accounting for income taxes.
                                            BDO Seidman, LLP
Woodbridge, New Jersey
August 18, 1995

                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Suprema Specialties, Inc.
Paterson, New Jersey

We have audited the accompanying consolidated statements of earnings, stockholders' equity and cash flows for the year ended June 30, 1993 of Suprema Specialties, Inc. and subsidiary. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows for the year ended June 30, 1993 of Suprema Specialties, Inc. and subsidiary in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Parsippany, New Jersey
October 5, 1993

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARY

                         CONSOLIDATED BALANCE SHEETS

                                                         March 31,                June 30,
                                                       -------------   -------------------------------
                                                           1996             1995            1994
                                                       -------------   -------------    -------------
                                                         (Unaudited)
                       ASSETS

Current:  ..........................................
     Cash  .........................................    $   709,941     $   494,160     $   428,846
     Accounts receivable, net of allowances of $508,000,
        $380,300 and $140,500 at March 31, 1996, June
        30, 1995 and 1994, respectively ............      7,971,790       5,350,823       4,653,048
     Inventories  ..................................     14,050,840      10,352,976       5,784,988
     Current portion of notes receivable  ..........             --         300,000         300,000
     Prepaid expenses and other current assets  ....      2,233,835       1,353,558       1,255,363
     Deferred income taxes  ........................        203,316         328,000         103,000
                                                       -------------   -------------    -------------
          TOTAL CURRENT ASSETS  ....................     25,169,722      18,179,517      12,525,245
PROPERTY, PLANT AND EQUIPMENT, net  ................     10,986,539       8,536,195       3,343,047
NOTES RECEIVABLE  ..................................             --         337,500         675,000
OTHER ASSETS  ......................................      1,632,179         158,967         202,779
                                                       -------------   -------------    -------------
                                                        $37,788,440     $27,212,179     $16,746,071
                                                       =============   =============    =============



        LIABILITIES AND STOCKHOLDERS' EQUITY
Current:  ..........................................
     Accounts payable  .............................    $ 6,111,488     $ 4,740,486     $ 2,972,513
     Current portion of long-term obligations  .....      1,558,761       1,318,109         578,328
     Mortgage payable -- short term  ...............         35,810
     Income taxes payable  .........................        178,886         535,732         317,263
     Accrued expenses and other current liabilities .       397,449         341,532         193,225
     Deferred income taxes  ........................         98,182          35,000          80,000
                                                       -------------   -------------    -------------
          TOTAL CURRENT LIABILITIES  ...............      8,380,576       6,970,859       4,141,329
DEFERRED INCOME TAXES  .............................        550,070         436,000         376,000
DEFERRED INCOME  ...................................             --         412,500         562,500
REVOLVING CREDIT LOAN  .............................      9,400,000       7,700,000       5,450,000
SUBORDINATED DEBT  .................................      4,000,917              --              --
LONG-TERM CAPITAL LEASES  ..........................      4,059,896       4,291,648       1,070,415
MORTGAGE PAYABLE -- LONG TERM  .....................      1,014,189
                                                       -------------   -------------    -------------
                                                         27,405,648      19,811,007      11,600,244
                                                       -------------   -------------    -------------
WARRANTS (Subject to mandatory redemption)  ........      1,100,000              --              --
COMMITMENTS AND CONTINGENCIES  .....................
STOCKHOLDERS' EQUITY:  .............................
     Redeemable, convertible preferred stock, $.01 par
        value 2,500,000 shares authorized, 500,000
        issued and outstanding at March 31, 1996 and June
        30, 1995, and 89,468 subscribed at June 30, 1994,
        respectively ...............................      1,108,977       1,108,977         199,171
     Common stock, $.01 par value, 10,000,000 shares
        authorized 2,756,900, 2,450,000 and 2,250,000;
        shares issued and outstanding at March 31, 1996,
        June 30, 1995 and 1994, respectively .......         27,570          24,500          22,500
     Additional paid-in capital  ...................      4,588,644       3,651,528       3,069,528
     Retained earnings  ............................      3,557,601       2,616,167       1,854,628
                                                       -------------   -------------    -------------
TOTAL STOCKHOLDERS' EQUITY  ........................      9,282,792       7,401,172       5,145,827
                                                       -------------   -------------    -------------
                                                        $37,788,440     $27,212,179     $16,746,071
                                                       =============   =============    =============


         See accompanying notes to consolidated financial statements.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF EARNINGS

                                           Nine months ended
                                               March 31,                          Years ended June 30,
                                    ------------------------------   ----------------------------------------------
                                              (unaudited)
                                         1996            1995             1995            1994            1993
                                     -------------   -------------    -------------   -------------   -------------

Net sales  .......................    $46,530,675     $39,059,925     $52,109,014     $31,996,150      $27,399,393
Cost of sales  ...................     36,646,403      30,527,990      40,350,333      24,801,481       21,652,392
                                     -------------   -------------    -------------   -------------   -------------
  Gross margin  ..................      9,884,272       8,531,935      11,758,681       7,194,669        5,747,001
                                     -------------   -------------    -------------   -------------   -------------
Expenses:
   Selling and shipping expenses .      5,875,515       6,015,351       8,133,382       4,459,621        3,800,801
   General and administrative
     expenses  ...................      1,431,947       1,447,369       1,910,899       1,599,616        1,504,213
                                     -------------   -------------    -------------   -------------   -------------
                                        7,307,462       7,462,720      10,044,281       6,059,237        5,305,014
                                     -------------   -------------    -------------   -------------   -------------
Income from operations  ..........      2,576,810       1,069,215       1,714,400       1,135,432          441,987
Other income (expense):
   Interest -- net ...............     (1,165,376)       (468,648)       (690,026)       (433,494)        (380,609)
   Other .........................        412,500         483,107         520,165          37,500        1,000,000
                                     -------------   -------------    -------------   -------------   -------------
                                         (752,876)         14,459        (169,861)       (395,994)         619,391
                                     -------------   -------------    -------------   -------------   -------------
Earnings before income taxes  ....      1,823,934       1,083,674       1,544,539         739,438        1,061,378
Income taxes  ....................        770,000         444,306         633,000         235,000          440,000
                                     -------------   -------------    -------------   -------------   -------------
Earnings before cumulative effect
   of accounting change ..........      1,053,934         639,368         911,539         504,438          621,378
Cumulative effect of accounting
   change ........................             --              --              --          75,000               --
                                     -------------   -------------    -------------   -------------   -------------
Net earnings  ....................    $ 1,053,934     $   639,368     $   911,539     $   429,438      $   621,378
                                     =============   =============    =============   =============   =============
PREFERRED STOCK DIVIDENDS  .......       (112,500)       (112,500)       (150,000)             --               --
NET EARNINGS APPLICABLE TO COMMON
   STOCK .........................    $   941,434     $   526,868     $   761,539     $   429,438      $   621,378
Earnings per share applicable to
   common stockholders before
   cumulative effect of accounting
   change ........................    $       .31     $       .23     $       .32     $       .23      $       .28
Cumulative effect of accounting
   change per share ..............             --              --              --             .03               --
                                     -------------   -------------    -------------   -------------   -------------
Net earnings per share applicable
   to common stockholders ........    $       .31     $       .23     $       .32     $       .20      $       .28
                                     =============   =============    =============   =============   =============
WEIGHTED AVERAGE SHARES
   OUTSTANDING USED TO COMPUTE NET
   EANINGS PER SHARE .............      3,085,235       2,335,438       2,369,093       2,191,113        2,213,080
                                     =============   =============    =============   =============   =============


         See accompanying notes to consolidated financial statements.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARY

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                        Series A
                                      Preferred stock            Common stock
                               -------------------------    -----------------------      Additional       Retained
                                  Shares         Amount        Shares      Amount      paid-in capital     earnings
                                ---------   ------------    -----------   ---------   ---------------   ------------

Balance, July 1, 1992  ......         --     $       --     2,650,000     $26,500       $2,861,650       $  803,812
Cancellation of escrow shares         --             --      (500,000)     (5,000)           5,000               --
Net earnings  ...............         --             --            --          --               --          621,378
                                ---------   ------------    -----------   ---------       --------     ------------
Balance, June 30, 1993  .....         --             --     2,150,000      21,500        2,866,650        1,425,190
Issuance of shares in
  satisfaction of trade payables      --             --       100,000       1,000          202,878               --
Net proceeds from preferred
  stock .....................     89,468        199,171            --          --               --               --
Net earnings  ...............         --             --            --          --               --          429,438
                                ---------   ------------    -----------   ---------       --------     ------------
Balance, June 30, 1994  .....     89,468        199,171     2,250,000      22,500        3,069,528        1,854,628
Issuance of shares in
  satisfaction of trade payables      --             --       200,000       2,000          582,000               --
Net proceeds from preferred
  stock .....................    410,532        909,806            --          --               --               --
Dividends on preferred stock .        --             --            --          --               --         (150,000)
Net earnings  ...............         --             --            --          --               --          911,539
                                ---------   ------------    -----------   ---------       --------     ------------
Balance, June 30, 1995  .....    500,000      1,108,977     2,450,000      24,500        3,651,528        2,616,167
Issuance of shares on conversion
  of marketing service
  agreements (unaudited) ....         --             --       306,900       3,070          937,116               --
Dividends on preferred stock
  (unaudited) ...............         --             --            --          --               --         (112,500)
Net earnings (unaudited)  ...         --             --            --          --               --        1,053,934
                                ---------   ------------    -----------   ---------       --------     ------------
Balance, March 31, 1996
  (unaudited) ...............    500,000     $1,108,977     2,756,900     $27,570       $4,588,644       $3,557,601
                                =========   ============    ===========   =========       ========     ============



         See accompanying notes to consolidated financial statements.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARY

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            Nine months ended
                                                                March 31,                           Years ended June 30,
                                                    -----------------------------------------------------------------------------
   ----------
                                                          1996             1995            1995            1994            1993
                                                                (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:  ...........

   Net earnings ..................................    $  1,053,934     $   639,368     $   911,539     $   429,438      $ 621,378
   Adjustments to reconcile net earnings to net cash
     used in operating activities:  ..............
     Gain on sale of fixed asset  ................              --              --
     Other income  ...............................        (412,500)       (112,500)       (150,000)        (37,500)    (1,000,000)
     Depreciation and amortization  ..............         657,492         349,687         485,452         394,259        320,592
     Provision for doubtful accounts  ............          82,030         560,500         680,500          30,500        175,125
     (Gain) loss on disposal of property and
        equipment ................................              --        (370,608)       (370,608)             --          7,625
     Deferred income taxes  ......................              --              --        (268,000)       (122,000)       375,000
     (Increase) decrease in assets:  .............
        Accounts receivable ......................      (2,702,999)     (1,370,898)     (1,378,275)       (900,097)    (1,430,278)
        Other receivables ........................              --              --              --         400,000       (400,000)
        Inventories ..............................      (3,697,865)     (3,138,420)     (4,567,988)     (2,783,076)       360,329
        Prepaid expenses and other current assets .        (72,263)         (8,967)       (259,880)       (551,941)      (380,208)
        Prepaid income taxes .....................              --              --              --          59,780        (59,780)
        Due from officers ........................              --              --              --           2,670          8,010
        Other assets .............................      (1,341,040)         47,958          43,812         (38,031)       (26,309)
     Increase (decrease) in liabilities:  ........
        Accounts payable .........................       1,371,002       1,787,227       2,351,973         459,692      1,119,523
        Income taxes payable .....................        (356,846)         81,712         276,469         317,263        (50,169)
        Accrued expenses and other current liabilities       55,917        154,262         183,198         (35,106)       107,747
        Deferred income taxes ....................         301,936        (103,796)
                                                     --------------   -------------    -------------   -------------  ------------
        Net cash used in operating activities ....      (5,061,201)     (1,484,475)     (2,061,808)     (2,374,149)      (251,415)
                                                     --------------   -------------    -------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:  ...........
   Proceeds from sale of fixed assets ............              --         531,679         531,679              --          --
   Payments for purchase of property and equipment .    (1,263,509)       (886,283)     (1,070,062)       (205,356)      (254,692)
                                                     --------------   -------------    -------------   -------------  ------------
          Net cash used in investing activities  .      (1,263,509)       (354,604)       (538,383)       (205,356)      (254,692)
                                                     --------------   -------------    -------------   -------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:  ...........
   Proceeds from revolving credit loan ...........      11,825,000       1,850,000       3,775,000       5,450,000      3,100,000
   Repayment of revolving credit loan ............     (10,125,000)       (700,000)     (1,525,000)     (3,100,000)    (2,050,000)
   Principal payments of long-term debt ..........              --              --              --              --       (675,000)
   Principal payments of capital leases ..........      (1,734,509)       (547,953)       (808,595)       (567,146)      (418,383)
   Proceeds from capital lease refinancing .......              --              --              --              --        587,183
   Proceeds from note receivable .................         637,500         187,500         337,500         600,000         25,000
   Payment of preferred dividend .................        (112,500)       (112,500)       (150,000)             --           --
   Proceeds from preferred stock .................              --       1,231,600       1,036,600         268,400           --
   Proceeds from subordinated debt ...............       5,000,000              --              --              --           --
   Proceeds from mortgage payable ................       1,050,000              --              --              --           --
   Payment of financial fees related to placement of
     preferred stock  ............................              --        (195,000)             --              --           --
                                                     --------------   -------------    -------------   -------------   -----------
          Net cash provided by financing activities      6,540,491       1,713,647       2,665,505       2,651,254        568,800
                                                     --------------   -------------    -------------   -------------   -----------
NET (DECREASE) INCREASE IN CASH  .................         215,781        (125,432)         65,314          71,749         62,693
CASH, beginning of period  .......................         494,160         428,846         428,846         357,097        294,404
                                                     --------------   -------------    -------------   -------------   -----------
CASH, end of period  .............................    $    709,941     $   303,414     $   494,160     $   428,846      $ 357,097
                                                     ==============   =============    =============   =============   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the period for: ..............
     Interest (net of amount capitalized of $265,788
        and $162,947 for the nine months ended March
        31, 1996 and 1995 $253,000 in 1995, $0 in 1994
        and 1993) ................................    $  1,356,555     $   679,523     $   744,797     $   467,207      $ 347,688
     Income taxes  ...............................         825,562         536,192         693,817          93,489        130,040
   Noncash investing and financing transactions: .
     Purchases of property and equipment through
        capital leases ...........................       1,743,409       4,261,609       4,769,609         439,661        229,625
     Decrease in prepaid expenses related to placement
        of preferred stock .......................              --         161,685
     Decrease in accrued expenses related to placement
        of preferred stock .......................                          34,338
     Satisfaction of accounts payable through the
        issuance of common stock .................              --         584,000         584,000         203,878          --
     Cancellation of escrow shares  ..............              --              --              --              --          5,000
     Issuance of common stock upon conversion of
        marketing service agreements .............         940,186              --              --              --          --

          See accompanying notes to consolidated financial statements.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Information with respect to the nine months
                  ended March 31, 1996 and 1995 is unaudited)


NOTE 1 -- ORGANIZATION AND BUSINESS DESCRIPTION

   Suprema Specialties, Inc., a New York corporation incorporated on August 15, 1983 and its subsidiary (the "Company") manufactures, processes and markets a variety of premium, gourmet natural cheese products.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

Consolidation Policy

   The consolidated financial statements include the financial statements of Suprema Specialties, Inc. and its wholly-owned subsidiary, Suprema Specialties West, Inc. All intercompany transactions and balances have been eliminated in consolidation.

Interim Financial Information


   The unaudited balance sheet as of March 31, 1996, the unaudited consolidated statements of earnings for the nine month period ended March 31, 1996 and 1995, and the unaudited consolidated statements of cash flows for the nine month periods ended March 31, 1996 and 1995 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (which include normal recurring accruals) necessary to present fairly the financial position, results of operations and cash flows at March 31, 1996 and 1995 and for the nine month periods presented, have been included.


   The results of operations for the nine months ended March 31, 1996 are not necessarily indicative of the results to be expected for the entire fiscal year.

Inventory

   Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

Property and Equipment

   Property and equipment are stated at cost. Depreciation is being provided by use of the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the term of the lease, including renewal options, or the useful lives of the assets. Equipment under capitalized leases is being amortized over the useful lives of the assets.

Product Introduction Costs

   Certain product introduction costs, included in prepaid expenses and other current assets, are capitalized and amortized over the stated program period, generally ranging from one to twelve months.

Advertising Cost

   The Company expenses advertising costs as incurred and cooperative advertising costs when related revenue is recognized. Advertising costs amounted to $2,662,000, $950,000 and $581,000 in 1995, 1994 and 1993,
respectively.

Income Taxes

   Effective July 1, 1993, the Company adopted SFAS No. 109 and as such, recorded a net tax charge of $75,000 or $.03 per share, which amount represents the net increase to the deferred tax liability as of that date. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax

                    SUPREMA SPECIALTIES, INC. AND SUBSIDIARY

                  (Information with respect to the nine months
                   ended March 31, 1996 and 1995 is unaudited)


NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES  - (Continued)

liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Such amount has been reflected in the consolidated statement of earnings as the cumulative effect of an accounting change.

   In the year ended June 30, 1993 the Company accounted for income taxes pursuant to Accounting Principles Board (APB) Number 11. Under APB 11 the Company provided for deferred income taxes resulting from timing differences in reporting certain income and expense items for income tax and financial accounting purposes.

Effect of New Accounting Pronouncements

   In March, 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company believes that this pronouncement will not have a material impact on the Company's results of operations and financial condition. In October, 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation." The Company is currently studying SFAS No. 123, but does not currently plan to adopt the fair value based method of accounting for stock options or similar equity instruments. Accordingly, the adoption of SFAS No. 123 is not expected to have a material impact on the Company's results of operations or financial condition.

NOTE 3 -- INVENTORIES

   Inventories consist of the following:

                          March 31,                      June 30,
                        -------------        ---------------------------------
                             1996                 1995                1994
                        -------------        -------------        ------------

Raw materials  .        $ 3,959,989          $ 2,695,134          $2,198,139
Finished goods .          9,530,285            7,101,025           3,247,488
Packaging  .....            560,566              556,817             339,361
                        -------------        -------------        ------------
                        $14,050,840          $10,352,976          $5,784,988
                        =============        =============        ============



NOTE 4 -- PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment consist of the following:

                                                       March 31,               June 30,
                                                    -------------   ---------------------------
                                                         1996           1995           1994
                                                    -------------   ------------    -----------

Property and plant  .............................    $   936,370    $   936,370     $       --
Equipment  ......................................     10,091,053      5,285,497      3,239,202
Leasehold improvements  .........................        819,283        812,936        734,186
Furniture and fixtures  .........................        356,209        345,829        299,629
Delivery equipment  .............................         48,179         48,179         48,179
Construction in progress  .......................      1,308,739      3,124,109        553,123
                                                    -------------   ------------    ------------
                                                      13,559,833     10,552,920      4,874,319
Less: Accumulated depreciation and amortization .      2,573,293      2,016,725      1,531,272
                                                    -------------   ------------    ------------
                                                     $10,986,539    $ 8,536,195     $3,343,047
                                                    =============   ============    ============



   Included in property, plant and equipment are plant and equipment acquired under capital leases with an initial cost of $8,996,803, $8,053,393 and $3,298,812 and accumulated amortization of $1,767,890, $1,421,531 and $1,100,310 as of March 31, 1996, June 30, 1995 and 1994, respectively.

                    SUPREMA SPECIALTIES, INC. AND SUBSIDIARY

                  (Information with respect to the nine months
                   ended March 31, 1996 and 1995 is unaudited)


NOTE 5 -- NOTES RECEIVABLE

   On March 1, 1993, the Company entered into an agreement with an unrelated third party (the "Licensee"), licensing the right to manufacture, market, sell and distribute the Company's retail soft cheese product line. The Company received a non-refundable fee of $1,250,000, payable in installments over a fifteen year period, commencing April 1, 1993. In addition, the Company was to receive royalty payments in years three through fifteen, based on specified sales levels. On October 5, 1993, the notes received in connection with the sale of the license and the royalty stream were sold for $500,000 in cash and $450,000 in notes to an unrelated third party (the "Purchaser"). These notes bear interest at the prime rate plus 1 1/2 %, and are payable in twelve equal quarterly installments beginning December 31, 1993. The sale of the license has been included as other income in the statement of earnings for the year ended June 30, 1993. The balance of the notes receivable at June 30, 1995 was $187,500. In December 1995, this note was collected in full.

   In the third quarter of fiscal 1994, the Company was advised that the Licensee was discontinuing production of the retail soft cheese product line. As a result the Purchaser acquired the Licensee's rights and assumed the obligations under the March 1, 1993 license agreement. During the fourth quarter of fiscal 1994 the Company reached an agreement in principle to sub-license the rights to produce the retail soft cheese products from the Purchaser over a four year period commencing July 1, 1994 in exchange for a royalty based on specified sales levels of the related products. As an inducement to have the Company enter into the sublicense arrangement the Purchaser promised to pay the Company $600,000 in equal quarterly installments over four years evidenced by a 6% promissory note effective April 1, 1994 in an equal amount. The note receivable and deferred income were reflected in the accompanying year-end balance sheets and the related deferred income was being amortized on a straight-line basis over the term of the agreement. The balance of the notes receivable and deferred income at June 30, 1995 were $450,000 and $412,500, respectively. In December 1995, the agreement was terminated, the notes were paid in full and the associated income was recognized.

NOTE 6 -- MARKETING SERVICE AND LICENSE AGREEMENTS

   The Company has entered into marketing service agreements with unaffiliated third parties expiring at various dates through June 1998, pursuant to which the Company is provided with certain marketing and program support services, including the payment of advertising promotional expenditures by such parties (in the amount of $0 in 1995, $0 in 1994 and $1,590,000 in 1993) in exchange for commissions based on Company sales of specified products. The Company is required to pay these commissions without any set-off, notwithstanding any termination of the agreements. In addition, two of the agreements provide that after an initial period (as defined in the agreements) under certain conditions, the Company or the providers of the marketing services have the right to convert some or all of the remaining estimated commissions to common stock of the Company at the market price at the time of conversion. Such conversion right is limited to no more than 10% and 2 1/2 %, as specified in each of the agreements, of the Company's common stock issued and outstanding at the time of the conversion. For the years ended June 30, 1995, 1994 and 1993, commission expenses related to the marketing agreements, were approximately $743,500, $730,000, and $467,000, respectively.

   On August 14, 1995, two of these providers informed the Company they were exercising their conversion feature in the agreements. As a result, the Company issued 306,900 shares of common stock in September 1995. The shares were recorded at approximate fair value at the date the notice of conversion was received. The corresponding amount has been reflected in other assets and is being amortized over the remaining term of the related agreements, as the applicable sales revenue is recorded.

   During fiscal 1994 the Company made payments under the marketing services agreements leading to a prepaid position of $430,000 which is included in other current assets. The balance at June 30, 1995 amounted to $622,500. In December 1995, an additional $300,000 was prepaid as final settlement of these

                    SUPREMA SPECIALTIES, INC. AND SUBSIDIARY

                  (Information with respect to the nine months
                   ended March 31, 1996 and 1995 is unaudited)


NOTE 6 -- MARKETING SERVICE AND LICENSE AGREEMENTS  - (Continued)

agreements. This amount will be charged to expense over the remaining term of the related agreements as the applicable sales revenue is recorded. In connection with the amendment of two of its Marketing Service Agreements the Company granted warrants to purchase 50,000 shares of the Company's common stock in September 1994. The warrants are exercisable at $3.00 per share and terminate on June 30, 1998.

   In December 1995, the Company prepaid its remaining royalty obligation under the sub-license agreement discussed in Note 5. Prepaid amounts will be charged to expense over the remaining term of the agreement as the applicable sales revenues are recorded.

NOTE 7 -- INCOME TAXES

   The provision for income taxes consists of the following:

                                                June 30,
                          -----------------------------------------------------
                             1995                 1994                1993
                          -----------          -----------          ----------
Current taxes:
     Federal  ........    $ 698,000            $ 348,000            $ 57,000
     State  ..........      203,000               84,000               8,000
                          -----------          -----------          ----------
                            901,000              432,000              65,000
     Deferred taxes ..     (268,000)            (197,000)            375,000
                          -----------          -----------          ----------
                          $ 633,000            $ 235,000            $440,000
                          ===========          ===========          ==========

   The following reconciles income taxes at the U.S. statutory rate to the provision for income taxes:

                                                                   June 30,
                                                     ------------------------------------
                                                        1995         1994         1993
                                                     ----------   ----------    ---------
Computed tax expense at statutory rates  .........    $525,000     $243,000     $361,000
State taxes, net of federal tax benefit  .........      97,000       44,000       68,000
Net operating loss carryforward  .................          --      (61,000)          --
Travel and entertainment expenses not deductible .       8,000        6,000        8,000
Officers life insurance not deductible  ..........       3,000        3,000        3,000
                                                     ----------   ----------    ---------
                                                      $633,000     $235,000     $440,000
                                                     ==========   ==========    =========

   Deferred income taxes arise from the difference between book and tax accounting for depreciation, the write-offs of uncollectible accounts receivable and installment treatment on the sale of the license. For the year ended June 30, 1993 deferred taxes on these differences amounted to $67,000, $(63,000) and $371,000, respectively.

   The deferred tax liabilities are comprised of the following components as of June 30, 1995 and 1994:

                                              1995                    1994
                                          -----------              -----------
Depreciation  ...............              $ 436,000               $ 376,000
Product introduction costs  .                 35,000                  80,000
                                          -----------              -----------
                                             471,000                 456,000
Accounts receivable reserve .               (328,000)               (103,000)
                                          -----------              -----------
                                           $ 143,000               $ 353,000
                                          ===========              ===========

   Interim period tax provisions are based on estimated effective tax rates for the full fiscal years.

                    SUPREMA SPECIALTIES, INC. AND SUBSIDIARY

                  (Information with respect to the nine months
                   ended March 31, 1996 and 1995 is unaudited)


NOTE 8 -- REVOLVING CREDIT LOAN

   On December 20, 1994, the long-term revolving credit facility (the "Facility") between the Company and a bank was amended to increase the line for up to $9,000,000. The rate of interest on amounts borrowed under the Facility is the prime rate of the lending bank plus 3/4 of 1% (9.75% as of June 30, 1995). The Facility is collateralized by all existing and acquired assets of the Company, as defined in the Facility agreement, and is guaranteed by Suprema Specialties West, Inc. In connection with obtaining the Facility, the Company paid a $5,000 origination fee, and has agreed to pay a commitment fee on the average daily unused portion of the Facility, equal to 1/4 of 1% per annum. The Facility expires on October 30, 1996. Advances under this Facility are limited to 85% of eligible accounts receivable, 50% of all inventory except packaging material, and 30% of packaging material, as defined in the Facility agreement. The Facility agreement contains three restrictive financial covenants, including the maintenance of specified total debt to net worth ratios, minimum levels of tangible net worth, and debt service coverage ratios, as defined and a restriction on dividends to common shareholders. As of June 30, 1995, the Company was in compliance with these covenants.

   At June 30, 1995, the Company had approximately $1,281,000 available for borrowing under the Facility.

   In January 1996, the Company's facility was amended to increase the available line to $12,000,000 through June 30, 1996 and then to $15,000,000 through October 31, 1997, decrease the interest rate to the prime rate, plus 1/2% and amend the borrowing formula and certain covenants.

NOTE 9 -- SUBORDINATED DEBT FACILITY

   In October 1995, the Company entered into a Loan and Security Agreement with CoreStates Enterprise Fund (the "Fund"), a division of CoreStates Bank, N.A., pursuant to which the Fund loaned $5,000,000 to the Company. The loan is secured by a subordinated security interest in substantially all of the assets of the Company. The loan is subordinated to the loan of the Company's senior lender, Natwest Bank, N.A. The loan bears interest at 11.75% per annum. The principal amount of the loan is payable in 12 consecutive quarterly installments commencing September 30, 1998. In addition, in connection with the execution and delivery of the Loan Agreement, the Company delivered a Warrant to the Fund exercisable for nominal additional consideration, for 354,399 shares of the Company's Common Stock. The Warrant is exercisable until September 30, 2001 and the shares issuable upon exercise of the Warrant are subject to two demand registration rights on the part of the Fund and piggyback registration rights. In addition, after October 1, 2000, or upon the occurrence of certain other events, the Fund has the right to put the Warrant to the Company on a formula basis. The Warrant was recorded at its relative fair value. The corresponding debt discount will be amortized over the life of the loan on the interest rate method. The recorded value of the Warrant currently exceeds the formulated put price.

NOTE 10 -- CAPITAL LEASES


   In September 1994, the Company amended the lease on its New Jersey production facility to provide for an extension of the lease term through November 30, 1999 and the passage of title on the facility to the Company at the end of the lease term. This amendment resulted in the lease being treated as a capital lease and, accordingly, a capital lease obligation was recorded by the Company. There are various equipment andfurniture and fixtures financed under capital leases. These leases have interest rates ranging from 6.7% to 11.5%. At March 31, 1996, the Company's future minimum lease payments under capital leases are as follows:

                    SUPREMA SPECIALTIES, INC. AND SUBSIDIARY

                  (Information with respect to the nine months
                   ended March 31, 1996 and 1995 is unaudited)


NOTE 10 -- CAPITAL LEASES  - (Continued)


1996  ...................................                      $  545,564.22
1997  ...................................                       2,024,975.18
1998  ...................................                       1,678,355.08
1999  ...................................                       1,598,337.68
2000  ...................................                         897,308.44
2001  ...................................                         100,388.00
                                                               -------------
Total minimum lease payments  ...........                       6,844,928.60
Less: amount representing interest  .....                       1,226,270.35
                                                               -------------
Present value of minimum lease payments .                       5,618,658.25
Less: current portion  ..................                       1,558,761.88
                                                               -------------
Long-term portion of capital leases  ....                      $4,059,896.37
                                                               =============


NOTE 11 -- LEASE COMMITMENTS


   The Company rents warehouse space and certain equipment under lease arrangements classified as operating leases. The lease for the production facilities in Manteca which was renewed in December 1994, expires 10 years from the date of completion of construction of each segment of the facility with two five year renewal options. Rent expense was $362,703, $214,703 and $302,222 for the years ended June 30, 1995, 1994 and 1993, respectively. Future minimum rental payments under non-cancelable operating leases are: 1996 -- $371,800; 1997 -- $444,698; 1998 -- $518,814; 1999 -- $681,870; 2000 -- $711,517 and
thereafter -- $3,173,000.


NOTE 12 -- MORTGAGE PAYABLE

   On March 29, 1996, the Company purchased its Paterson production facility which it previously had leased. The purchase was financed through a mortgage on the property. Proceeds of the loan were $1,050,000, of which $686,250 was used to pay the remaining obligation to the landlord. The balance of the proceeds, $363,750 is currently held in an escrow account (included in cash on the balance sheet) from which the Company will draw to complete its expansion of a 3,200 square foot refrigerated storage facility. The five year note which bears interest at 8.51% per annum is being amortized at a fifteen year rate and requires a balloon payment at the end of year five of approximately $840,00.


NOTE 13 -- STOCKHOLDERS' EQUITY

Stock Issuance

   In March 1994, the Company issued 100,000 shares of its $0.01 par value common stock to a supplier. The net proceeds from the sale of these shares, which amounted to $203,878, were used in partial satisfaction of the accounts payable due to the supplier.

   In December 1994, the Company issued 200,000 shares of its $0.01 par value, common stock to a supplier. The net proceeds from the sale of these shares, which amounted to $584,000, were used in partial satisfaction of the accounts payable due to the supplier.

Issuance of Preferred Stock

   In August 1994 the Company completed a private placement of 500,000 shares of Series A convertible preferred stock (the "Preferred Stock") for gross proceeds of $1,500,000 or $3.00 per share. Costs and expenses related to the offering totalled $391,023 of which $156,423 was incurred and included in prepaid expenses as of June 30, 1994. Each share of Preferred Stock is convertible into one share of common stock at any time prior to redemption

                    SUPREMA SPECIALTIES, INC. AND SUBSIDIARY

                  (Information with respect to the nine months
                   ended March 31, 1996 and 1995 is unaudited)


NOTE 13 -- STOCKHOLDERS' EQUITY  - (Continued)

at a conversion price of $3.00 per share. The Preferred Stock is redeemable at the Company's option any time after the first anniversary of the closing provided the daily average of the high and low price of the Company's common stock equals or exceeds $5 per share for 10 consecutive days. Such redemption would be at $3.00 per share plus accrued and unpaid dividends. Quarterly dividends are payable in cash which commenced September 30, 1994 at an annual dividend rate of 10% and are cumulative.

   As of June 30, 1994 the Company received gross proceeds from the private placement of $268,400 on subscriptions for 89,468 shares which was presented as a component of stockholders' equity in the accompanying financial statements, net of a proportional amount of related expenses totalling $69,229. The remaining proceeds amounting to $909,806 for 410,532 shares was received in July and August 1994 net of related expenses totaling $321,794.

Stock Option Plan

   On February 11, 1991, the Company adopted the 1991 Stock Option Plan (the "Plan") pursuant to which officers, directors and key employees of the Company are eligible to receive incentive and/or non-qualified stock options. The Plan, which expires in February 2001, is administered by the board of directors. The selection of participants, allotment of shares, determination of price and other conditions of the grant of options is determined by the board at its sole discretion in order to attract and retain persons instrumental to the success of the Company. Incentive stock options granted under the Plan are exercisable for a period of up to ten years from the date of grant at an exercise price which is not less than the fair market value of the common stock on the date of grant, except that the term of an incentive stock option granted under the Plan to a shareholder owning more than 10% of the outstanding common stock may not exceed five years and its exercise price may not be less than 110% of the fair market value of the common stock on the date of the grant.

   In November 1994, the Company amended this 1991 Stock Option Plan (the "Plan") to increase the maximum number of shares as to which options may be granted under the Plan from 200,000 to 350,000. Stock option transactions under the Plan are summarized as follows:

                                          Number of             Option price
                                           shares                 per share
                                         -----------           ---------------
Outstanding at June 30, 1992 .            145,000              $2.75  - $3.50
     Granted  ................             10,000                      $4.125
     Forfeited  ..............            (45,000)                      $2.75
     Exercised  ..............                 --
                                         --------
Outstanding at June 30, 1993 .            110,000              $2.75  - $4.125
     Granted  ................             78,500              $2.375 - $5.625
     Forfeited  ..............            (80,000)             $2.75  - $4.125
     Exercised  ..............                 --

Outstanding at June 30, 1994 .            108,500              $2.375 - $5.625
     Granted  ................            154,000              $2.500 - $3.250
     Forfeited  ..............            (13,500)             $2.375 - $5.625
     Exercised  ..............                 --
                                         --------
     Outstanding at June 30, 1995         249,000              $2.375 - $5.625
                                         ========              ===============

   At June 30, 1995, options to acquire 190,000 shares of common stock were exercisable at a price of $3.06 - $3.50 per share.

                    SUPREMA SPECIALTIES, INC. AND SUBSIDIARY

                  (Information with respect to the nine months
                   ended March 31, 1996 and 1995 is unaudited)


NOTE 13 -- STOCKHOLDERS' EQUITY  - (Continued)

   At June 30, 1994, options to acquire 80,000 shares of common stock were exercisable at a price of $3.50 per share.

Escrow Agreement

   On February 11, 1991, the board of directors of the Company authorized the Company to enter into an escrow agreement with the President and the Executive Vice President. Under the terms of the agreement, and in conjunction with the public offering, 500,000 of their shares of common stock were placed in escrow with an escrow agent. While in escrow, such shareholders continued to vote their respective escrow shares; however, the escrow shares were not assignable or transferable. The escrow shares were to be released in varying increments to the holders upon the Company's attainment of certain earnings levels ranging from $400,000 to $900,000 for fiscal year 1992 and ranging from $900,000 to $1,800,000 for fiscal year 1993. In addition, all of the escrow shares were to be released if cumulative net income of the Company was at least $2,700,000 for the fiscal years ending June 30, 1992 and 1993. If the requisite earnings levels for release of escrow shares were not attained, any escrow shares not released, as well as any dividends or other distributions made with respect thereto, were to be contributed to the capital of the Company. At June 30, 1993, the requisite earnings levels were not met and all escrow shares were contributed to the capital of the Company.

WARRANTS

   In connection with entering into a consulting agreement with the investment banker which acted as sales agent for the private placement of Preferred Stock discussed above, on April 28, 1994 and June 30, 1994, the investment banker was granted two warrants to purchase 45,000 and 40,000 shares, respectively, of the Company's $0.01 par value common stock. Each warrant terminates 5 years from its issue date, and carries a $3.00 exercise price.

   As of June 30, 1994 and 1993, a total of 260,000 and 175,000 warrants, respectively, have been issued to unaffiliated parties at exercise prices ranging from $3.00 to $5.08 per share. At June 30, 1994 and 1993, 260,000 and 175,000 warrants, respectively, were exercisable at a price ranging from $3.00 to $5.08 per share.

   As discussed in Note 6, in September 1994 the Company granted warrants to purchase 50,000 shares of common stock exercisable at $3.00 per share through June 30, 1998.

NOTE 14 -- EARNINGS PER SHARE

   The earnings per share were computed by dividing the net earnings applicable to common stockholders by the weighted average number of shares outstanding during each period. Fully diluted earnings per share computations have not been disclosed because the effect is antidilutive.

   The earnings per share computation for the year ended June 30, 1993 was based upon 2,213,080 shares outstanding at the beginning of the year, and includes the assumed conversion of all outstanding options and warrants using the treasury stock method.

   The earnings per share computation for the year ended June 30, 1994 was based upon 2,150,000 shares outstanding at the beginning of the year, plus 100,000 shares arising from the issuance of common stock in partial satisfaction of a trade payable, and includes the assumed conversion of all outstanding options and warrants using the treasury stock method.

   The earnings per share computation for the year ended June 30, 1995 was based upon 2,250,000 shares outstanding at the beginning of the year, plus 200,000 shares arising from the issuance of common stock in partial satisfaction of a trade payable and includes the assumed conversion of all outstanding options and warrants using the treasury stock method.

                    SUPREMA SPECIALTIES, INC. AND SUBSIDIARY

                  (Information with respect to the nine months
                   ended March 31, 1996 and 1995 is unaudited)


NOTE 14 -- EARNINGS PER SHARE  - (Continued)

   The weighted average number of issued and outstanding common shares for the nine month period ended March 31, 1996 are based upon the 2,450,000 shares outstanding at the beginning of the year plus a proration of the 306,900 shares issued in connection with the conversion of the two marketing service agreements. Also included in the weighted average number of common shares are incremental shares attributable to assumed exercise of options and warrants.

NOTE 15 -- OTHER COMMITMENTS

   On November 21, 1994, the board of directors of the Company revised and extended the President and Executive Vice President employment agreement through June 30, 1997. Each agreement provides for an annual salary of $250,000, subject to a cost of living increase, and an annual bonus equal to 5% of the Company's pre-tax profits in excess of $650,000. Both of the employment agreements provide for employment on a full-time basis and contain a provision that the employee will not compete with the Company during the term of his employment or for a period of one year following termination by either party for any reason. Both agreements also provide that if the employee's employment is terminated under certain circumstances, including a change of control, the employee will be entitled to receive severance pay equal to the highest of (i) $250,000 ($450,000 in the event of a change of control) or (ii) the total compensation received from the Company during the one-year period (three-year period in the event of a change of control) prior to the date of termination. For the years ended June 30, 1993 and 1994, the President and Executive Vice President waived the annual bonus.

NOTE 16 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   The following is a summary of quarterly results of operations for the 1995 and 1994 fiscal years (in thousands of dollars except per share data):

                                                              First       Second      Third       Fourth
                                                             Quarter      Quarter     Quarter     Quarter
                                                            ---------   ---------    ---------   ---------
1995  ...................................................
Net sales  ..............................................    $12,058     $13,671     $13,331     $13,049
Gross profit  ...........................................      2,397       3,119       3,016       3,227
Income from operations  .................................        434         277         358         645
Net Earnings  ...........................................        194         212         234         272
Net earnings per share  .................................        .07         .08         .08         .09
1994  ...................................................
Net sales  ..............................................    $ 7,374     $ 7,350     $ 7,672     $ 9,570
Gross profit  ...........................................      1,615       1,638       1,620       2,322
Income from operations  .................................        305         284         297       249(1)
Earnings before cumulative effect of accounting change  .        120         102         104       178(1)
Net earnings  ...........................................         45         102         104       178(1)
Earnings per share before cumulative effect of accounting
  change ................................................        .05         .05         .05         .08
Net earnings per share  .................................        .02         .05         .05         .08


- ------
(1) Includes a $250,000 before tax charge ($150,000 after taxes) for the writeoff of accounts receivable.

                    SUPREMA SPECIALTIES, INC. AND SUBSIDIARY

                  (Information with respect to the nine months
                   ended March 31, 1996 and 1995 is unaudited)


NOTE 17 - CONCENTRATION OF CREDIT RISK

   The Company provides credit to customers on an unsecured basis after evaluating customer credit worthiness. Since the Company sells to a broad range of customers concentrations of credit risk are very limited. The Company also provides a reserve for bad debts for accounts receivable where there is a possibility for loss.

   The Company maintains demand deposits with major banks. At June 30, 1995 and 1994, approximately 98% of the Company's cash was held in one major bank.

NOTE 18 -- MAJOR CUSTOMER

   During the fiscal year ended June 30, 1995 and 1994, the Company had sales to a customer of $6,117,000 and $3,501,000 representing approximately 12% and 11% of net sales, respectively.

 ===========================================================================
   No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy and security other than the shares offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any security by any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, imply that the information in this Prospectus is correct as of any time subsequent to the date of this Prospectus.

                                    ------

                              TABLE OF CONTENTS


                                                                        Page
                                                                      --------
Available Information  ...........................                        2
Prospectus Summary  ..............................                        3
Risk Factors  ....................................                        6
Use of Proceeds  .................................                       11
Price Range of Common Stock  .....................                       12
Dividend Policy  .................................                       12
Capitalization  ..................................                       13
Management's Discussion and Analysis of
  Financial Condition and Results of Operation....                       15
Business  ........................................                       19
Legal Matters  ...................................                       28
Experts  .........................................                       28
Financial Statements  ............................                      F-1



=============================================================================

=============================================================================







                             1,500,000 Shares of
                                 Common Stock








                           SUPREMA SPECIALTIES, INC.









                                   ----------
                                   PROSPECTUS
                                   ----------






                          Sentra Securities Corporation






                                  ------, 1996


=============================================================================

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The estimated expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered are estimated as follows:

SEC filing fee  ..............        $ 3,271.55
NASD filing fee  .............          1,448.75
NASDAQ listing fee  ..........         17,500.00
Printing  ....................
Accounting fees and expenses .
Legal fees and expenses  .....
Transfer Agent fees  .........
Miscellaneous expenses  ......
                                      -----------
          Total  .............        $
                                      ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Section 722 of the New York Business Corporation Law which governs the indemnification of directors, officers, employees and agents of a corporation is hereby incorporated herein by reference. Section 402 of the Ne York Business Corporation Law which provides that a corporation's certificate of incorporation may provide that a director or officer shall have limited liability to the corporation or to its shareholders, with certain exceptions, is hereby incorporated herein by reference. Reference is made to Articles 7 and 8 of Registrant's Certificate of Incorporation, as amended, which provides for indemnification and limitations on liability in the manner and to the fullest extent permitted by New York law. The general effect of these provisions may make it more difficult for shareholders to obtain monetary damages in connection with suits that seek redress for actions taken by directors.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

   Reference is also made to Section ___ of the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 1.1        Underwriting Agreement
1.2         Form of Selected Dealer Agreement
1.3         Form of Underwriter's Warrant
5.          Opinion of Tenzer Greenblatt LLP (to be filed by amendment)
10.         Material Contracts
10.1        Stock Option Plan*
10.2        Lease, Option and Agreement to Purchase the Company's Paterson, New Jersey facility and amendment thereto.*
10.3        Lease Agreement for the Company's Manteca, California facility.
10.4        Employment Agreement by and between the Company and Mark Cocchiola.*
10.5        Employment Agreement by and between the Company and Paul Lauriero.*
10.6        Assets Purchase Agreement Dated November 1, 1991 By and Among A&J Foods, Inc., Joseph Gaglio, Suprema
            Specialties, Inc. and Suprema Specialties West, Inc., including Assignment of Lease and related lease documentation**


10.7        Form of Equipment Lease dated March 16, 1993 by and between the Company and Gramercy Leasing Services,
            Inc.**
10.8        Marketing Services Agreement dated May 12, 1992 between the Company and Brener Capital Group, Inc. and
            Assignment and Assumption dated May 13, 1992 of such agreement from Brener Capital Group, Inc. to SBW
            Marketing Corp.***
10.9        Marketing Services Agreement dated May 1, 1992 between the Company and DRC Development, as amended.***
10.10       Marketing Services Agreement dated September 14, 1992 between the Company and SMA Marketing
            Associates, as amended.***
10.11       Marketing Services Agreement dated as of June 15, 1993 between the Company and DRC Development.***
10.12       Revolving Loan, Guaranty and Security Agreement by and among the Company, Suprema Specialties West,
            Inc. and National Westminister Bank NJ dated as of February 15, 1994, as amended.****
10.14       Letter Agreement dated October 5, 1993 between David Cafasso, Charles Cafasso and Robert Cafasso and
            the Company.***
10.15       Form of Equipment Lease between the Company and BLT Leasing Corp. dated December 28, 1992.***
10.16       License Agreement among the Company, David Cafasso, Charles Cafasso and Robert Cafasso dated September
            13, 1994.****
10.17       Amendment to Lease and Purchase Agreement, dated October 4, 1994 between East 35th Street Associates and the Company.****
23.1        Consent of BDO Seidman LLP, Independent Auditors.
23.2        Consent of Deloitte & Touche LLP, Independent Auditors.


- ------
   * Incorporated by reference to the registrant's registration statement on Form S-18, SEC file No. 33-39076-NY.

  ** Incorporated by reference to the registrant's Annual Report on Form 10-K for the year ended June 30, 1992.

 *** Incorporated by reference to the registrant's Annual Report on Form 10-K for the year ended June 30, 1993.

**** Incorporated by reference to the registrant's Annual Report on Form 10-K for the year ended June 30, 1994.

ITEM 17. UNDERTAKINGS

   The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;
       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
       (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
   (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification against liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SUPREMA SPECIALTIES, INC.

                                          By: /s/ Mark Cocchiola
                                          -----------------------------------
                                              Mark Cocchiola, President

Dated: May 15, 1996

   Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

           Name                               Title                         Date
          ------                              -----                        ------
    /s/ Mark Cocchiola      Chairman of the Board,                      May 15, 1996
  ------------------------  President, Chief Executive Officer
       Mark Cocchiola       and Director (Principal
                            Executive Officer)

     /s/ Paul Lauriero      Executive Vice President                    May 15, 1996
  ------------------------  and Director
       Paul Lauriero

  /s/ Steven Venechanos     Chief Financial Officer, and                 May 15, 1996
  ------------------------  Secretary (Principal Financial and
     Steven Venechanos      Accounting Officer)

   /s/ Marco Cocchiola      Director                                     May 15, 1996
  ------------------------
      Marco Cocchiola

    /s/ Rudolph Acosta      Director                                     May 15, 1996
  ------------------------
       Rudolph Acosta

     /s/ Paul DeSocio       Director                                     May 15, 1996
  ------------------------
        Paul DeSocio

    /s/ Michael Golden      Director                                     May 15, 1996
  ------------------------
       Michael Golden


                                EXHIBIT INDEX


 Exhibit No.                                                                                                       Page No.
 -----------                                                                                                       --------
 1.1              Underwriting Agreement
 1.2              Form of Selected Dealer Agreement
 1.3              Form of Underwriter's Warrant
 5.               Opinion of Tenzer Greenblatt LLP (to be filed by amendment)
10.               Material Contracts
10.1              Stock Option Plan*
10.2              Lease, Option and Agreement to Purchase the Company's Paterson, New Jersey facility and amendment thereto.*
10.3              Lease Agreement for the Company's Manteca, California facility.
10.4              Employment Agreement by and between the Company and Mark Cocchiola.*
10.5              Employment Agreement by and between the Company and Paul Lauriero.*
10.6              Assets Purchase Agreement Dated November 1, 1991 by and among A&J Foods, Inc., Joseph Gaglio, Suprema
                  Specialties, Inc. and Suprema Specialties West, Inc., including Assignment of Lease and related lease documentation**
10.7              Form of Equipment Lease dated March 16, 1993 by and between the Company and Gramercy Leasing Services,
                  Inc.**
10.8              Marketing Services Agreement dated May 12, 1992 between the Company and Brener Capital Group, Inc.
                  and Assignment and Assumption dated May 13, 1992 of such agreement from Brener Capital Group, Inc.
                  to SBW Marketing Corp.***
10.9              Marketing Services Agreement dated May 1, 1992 between the Company and DRC Development, as amended.***
10.10             Marketing Services Agreement dated September 14, 1992 between the Company and SMA Marketing Associates, as amended.***
10.11             Marketing Services Agreement dated as of June 15, 1993 between the Company and DRC Development.***
10.12             Revolving Loan, Guaranty and Security Agreement by and among the Company, Suprema Specialties West,
                  Inc. and National Westminister Bank NJ dated as of February 15, 1994, as amended.****
10.14             Letter Agreement dated October 5, 1993 between David Cafaso, Charles Cafasso and Robert Cafasso and the Company.***
10.15             Form of Equipment Lease between the Company and BLT Leasing Corp. dated December 28, 1992.***
10.16             License Agreement among the Company, David Cafasso, Charles Cafasso and Robert Cafasso dated September
                  13, 1994.****
10.17             Amendment to Lease and Purchase Agreement, dated October 4, 1994 between East 35th Street Associates and the Company.****
23.1              Consent of BDO Seidman LLP, Independent Auditors.
23.2              Consent of Deloitte & Touche LLP, Independent

- ------
   * Incorporated by reference to the registrant's registration statement on Form S-18, SEC file No. 33-39076-NY.
  ** Incorporated by reference to the registrant's Annual Report on Form 10-K for the year ended June 30, 1992.
 *** Incorporated by reference to the registrant's Annual Report on Form 10-K for the year ended June 30, 1993.
**** Incorporated by reference to the registrant's Annual Report on Form 10-K for the year ended June 30, 1994.